resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

5 June 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **21 February 2007 and 4 June 2007,** pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. This letter follows our letters dated 11 March 2005, 30 June 2005 and 30 August 2005, 13 December 2005, 28 February 2006, 16 June 2006, 4 September 2006, 9 February 2007, 19 February 2007 and 20 February 2007 and their enclosures.

In future, WorleyParsons would like to avail itself of the benefits of the new amendment to Rule 12g3-2(b) under the Securities Exchange Act of 1934, which exempts foreign private issuers from continuing to send to the Securities and Exchange Commission ("SEC") paper copies of its security documents, announced to the public through the Australian Stock Exchange ("ASX"), provided that certain requirements are met. Please refer to the enclosed letter to the SEC dated 1 June 2007.

dlw 6/19

We hereby advise that, effective 4 June 2007 and thereafter, WorleyParsons will cease providing the SEC with paper copies of its security documents. All security documents are and will be available on WorleyParsons' website and on the ASX website.

If you have any questions regarding this submission, please contact me on 61 2 8923 6825 at your convenience.

Yours faithfully
WorleyParsons

Sharon Sills

Sharon Sills
Company Secretary

Encls:
i/ copy of 5 June 2007 letter
ii/ copy of 1 June 2007 letter
ii/ as listed in Annexure A

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
21 February 2007 to 4 June 2007

No.	Item	Date	Entity Requiring	Source of Obligation
1.	WorleyParsons announces EPCM award from Emirates Aluminium	31/05/07	ASX	ASX Listing Rule 3.1
2.	Appendix 3B	22/05/07	ASX	ASX Listing Rule 3.19A
3.	TVA extends WorleyParsons contract for Power Plant Services	17/05/07	ASX	ASX Listing Rule 3.1
4.	Presentation to Macquarie Securities Australian Conference	02/05/07	ASX	ASX Listing Rule 3.1
5.	Change of Director's Interest Notice	05/04/07	ASX	ASX Listing Rule 3.19A
6.	Results of meeting	02/04/07	ASX	ASX Listing Rule 3.1
7.	Chairman's Address to Shareholders	02/04/07	ASX	ASX Listing Rule 3.1
8.	Proxy Results of EGM	02/04/07	ASX	ASX Listing Rule 3.1
9.	Section 708A	23/03/07	ASX	ASX Listing Rule 3.19A
10.	Appendix 3B	23/03/07	ASX	ASX Listing Rule 3.19A
11.	Change of Director's Interest Notice x 4	21/03/07	ASX	ASX Listing Rule 3.19A
12.	Ceasing to be a substantial holder	21/03/07	ASX	ASX Listing Rule 3.19A
13.	Section 708A Notice	19/03/07	ASX	ASX Listing Rule 3.19A
14.	Initial Director's Interest Notice	19/03/07	ASX	ASX Listing Rule 3.19A
15.	Ceasing to be a substantial holder	13/03/07	ASX	ASX Listing Rule 3.19A
16.	Completion of Acquisition of the Colt Companies	12/03/07	ASX	ASX Listing Rule 3.1
17.	Appendix 3B	09/03/07	ASX	ASX Listing Rule 3.19A
18.	Change of Director's Interest Notice x 3	09/03/07	ASX	ASX Listing Rule 3.19A
19.	Retail Entitlement Offer – Completion of Retail Bookbuild	09/03/07	ASX	ASX Listing Rule 3.1
20.	Further information regard WorleyParsons Entitlement Offer	02/03/07	ASX	ASX Listing Rule 3.1
21.	Change of Director's Interest Notice x 5	28/02/07	ASX	ASX Listing Rule 3.19A

COPY

June 1, 2007

Julie Canavaggio
Tel: +1 713 427 5029
julie.canavaggio@bakernet.com

Attn: Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Ladies and Gentlemen:

WorleyParsons Limited ("WorleyParsons") is a leading provider of professional services to the energy, resource and complex process industries. WorleyParsons is headquartered in Sydney, Australia and is publicly traded on the Australian Securities Exchange ("ASX"). WorleyParsons currently claims an exemption from registration of its common stock in the U.S. under Rule 12g3-2(b) by submitting to the SEC on an ongoing basis paper copies of:

(i) any information it has made public pursuant to the laws of Australia;

(ii) any information it is required to file with the ASX or which has been made public by such exchange; or

(iii) any information it has distributed or is required to distribute to its security holders (collectively, its "Home Country Securities Documents").

WorleyParsons would like to avail itself of the benefits of the new amendment to Rule 12g3-2(b) under the Securities Exchange Act of 1934, which exempts foreign private issuers from continuing to send the SEC paper copies of its Home Country Securities Documents provided that certain requirements are met. Following the notification to you set forth in this letter, WorleyParsons understands that it will now be required to publish in English on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market the following documents:

(i) its annual report, including or accompanied by annual financial statements;

(ii) interim reports that include financial statements;

(iii) press releases; and

(iv) all other communications and documents distributed directly to security holders of its common stock (collectively, the "Reports and Releases").

WorleyParsons will continue to submit paper copies of its Home Country Securities Documents to the SEC up to and including June 4, 2007. WorleyParsons hereby advises you that its Reports and Releases are and will be available on its company website

(www.worleyparsons.com under the heading "Investor Relations") and on the ASX website (www.asx.com.au). WorleyParsons hereby advises you that it will avail itself of this filing alternative effective as of June 4, 2007 and after such date cease providing the SEC paper copies of its Home Country Securities Documents.

Please acknowledge receipt of this letter by either signing and dating this letter below or file stamping the enclosed copy of this letter, and in either case returning it to the undersigned in the enclosed, self-addressed, stamped envelope. Your cooperation in this matter is appreciated.

Sincerely,

Julie Canavaggio

cc: S. Sills

ACKNOWLEDGED AND RECEIVED

____
Name

____
Title

Date

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

5 June 2007

COPY

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **21 February 2007 and 4 June 2007**, pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. This letter follows our letters dated 11 March 2005, 30 June 2005 and 30 August 2005, 13 December 2005, 28 February 2006, 16 June 2006, 4 September 2006, 9 February 2007, 19 February 2007 and 20 February 2007 and their enclosures.

In future, WorleyParsons would like to avail itself of the benefits of the new amendment to Rule 12g3-2(b) under the Securities Exchange Act of 1934, which exempts foreign private issuers from continuing to send to the Securities and Exchange Commission ("SEC") paper copies of its security documents, announced to the public through the Australian Stock Exchange ("ASX"), provided that certain requirements are met. Please refer to the enclosed letter to the SEC dated 1 June 2007.

We hereby advise that, effective 4 June 2007 and thereafter, WorleyParsons will cease providing the SEC with paper copies of its security documents. All security documents are and will be available on WorleyParsons' website and on the ASX website.

If you have any questions regarding this submission, please contact me on 61 2 8923 6825 at your convenience.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Encls:
i/ copy of 5 June 2007 letter
ii/ copy of 1 June 2007 letter
ii/ as listed in Annexure A

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
21 February 2007 to 4 June 2007

No.	Item	Date	Entity Requiring	Source of Obligation
1.	WorleyParsons announces EPCM award from Emirates Aluminium	31/05/07	ASX	ASX Listing Rule 3.1
2.	Appendix 3B	22/05/07	ASX	ASX Listing Rule 3.19A
3.	TVA extends WorleyParsons contract for Power Plant Services	17/05/07	ASX	ASX Listing Rule 3.1
4.	Presentation to Macquarie Securities Australian Conference	02/05/07	ASX	ASX Listing Rule 3.1
5.	Change of Director's Interest Notice	05/04/07	ASX	ASX Listing Rule 3.19A
6.	Results of meeting	02/04/07	ASX	ASX Listing Rule 3.1
7.	Chairman's Address to Shareholders	02/04/07	ASX	ASX Listing Rule 3.1
8.	Proxy Results of EGM	02/04/07	ASX	ASX Listing Rule 3.1
9.	Section 708A	23/03/07	ASX	ASX Listing Rule 3.19A
10.	Appendix 3B	23/03/07	ASX	ASX Listing Rule 3.19A
11.	Change of Director's Interest Notice x 4	21/03/07	ASX	ASX Listing Rule 3.19A
12.	Ceasing to be a substantial holder	21/03/07	ASX	ASX Listing Rule 3.19A
13.	Section 708A Notice	19/03/07	ASX	ASX Listing Rule 3.19A
14.	Initial Director's Interest Notice	19/03/07	ASX	ASX Listing Rule 3.19A
15.	Ceasing to be a substantial holder	13/03/07	ASX	ASX Listing Rule 3.19A
16.	Completion of Acquisition of the Colt Companies	12/03/07	ASX	ASX Listing Rule 3.1
17.	Appendix 3B	09/03/07	ASX	ASX Listing Rule 3.19A
18.	Change of Director's Interest Notice x 3	09/03/07	ASX	ASX Listing Rule 3.19A
19.	Retail Entitlement Offer – Completion of Retail Bookbuild	09/03/07	ASX	ASX Listing Rule 3.1
20.	Further information regard WorleyParsons Entitlement Offer	02/03/07	ASX	ASX Listing Rule 3.1
21.	Change of Director's Interest Notice x 5	28/02/07	ASX	ASX Listing Rule 3.19A

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 JUN 19 A 4:27

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/05/2007

TIME: 15:15:22

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

WorleyParsons announces EPCM award from Emirates Aluminium

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

31 May 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons announces EPCM award from Emirates Aluminium

WorleyParsons is pleased to announce an engineering, procurement and construction management (EPCM) tender win for Emirates Aluminium (EMAL). WorleyParsons will perform the contract in joint venture with SNC-Lavalin. The contract is for the first phase of the US$6 billion Taweelah aluminium smelter complex in Abu Dhabi. The project comprises a smelter of 700,000 tonnes capacity plus a 2,000 MW power plant and associated facilities. Upon completion of the second phase, the plant will be the largest aluminium smelter in the world.

EMAL is a joint venture company established by Dubai Aluminium Company DUBAL, and Mubadala Development Company, an investment vehicle of the Government of Abu Dhabi. The details of the award are included in the attached announcement from EMAL.

The EPCM contract is valued at a range of US$75 million to $85 million to WorleyParsons, which has a minimum 33% share of the joint venture with SNC-Lavalin. WorleyParsons will utilise its UAE operations in conjunction with its Melbourne and Beijing offices to provide the EPCM services under the contract with EMAL.

The award is seen as a significant win for WorleyParsons, providing the Company with both growth opportunities and further diversification in the Middle East market.

WorleyParsons' Chief Executive, John Grill, said "We see Emirates Aluminium as a strategic client. They have a powerful combination of technology, quality management, strategic geographical positioning and ambitious growth plans. We plan to grow on our success in this tender process to build a long term, successful relationship with EMAL.

"This project represents one of the largest EPCM project awards in the UAE in many years. We plan to demonstrate, with a successful project, that the EPCM model is the most effective model for project delivery, particularly in the current climate of competition for resources.

"The win provides an avenue for the expansion of our extremely strong Aluminium capability into a global business to match the WorleyParsons footprint.

"The co-operation with SNC-Lavalin on this proposal builds on the success we are seeing on the Olympic Dam expansion project."

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons

resources & energy

For immediate release

EMAL awards SNC-Lavalin & WorleyParsons Taweelah EPCM smelter contract

- ***Contract awarded on world's largest single site smelter facilities in Taweelah***
- ***Fast-track construction, quality and environmental protection set as benchmarks***

Abu Dhabi/Dubai UAE, *May 31, 2007:* Emirates Aluminium (EMAL), the joint venture company established by Dubai Aluminium Company (DUBAL), and Mubadala Development Company, the investment vehicle of the Government of Abu Dhabi, today announced the awarding of the Engineering, Procurement, Construction and Management (EPCM) contract for EMAL's Taweelah Aluminium Smelter project to a joint venture comprised of Canada's SNC-Lavalin and Australia's WorleyParsons.

The contract is for the engineering, procurement and construction management services of the first phase of EMAL's landmark greenfield aluminium smelter project located at a 6km2 site at Khalifa Port Industrial Zone at Taweelah in Abu Dhabi.

When both phases are completed, it will be the largest single-site aluminium smelter in the world, with an initial phase one capacity of 700,000 tonnes per annum and a second phase capacity of a further 700,000 tonnes per year. The Smelter complex also includes a dedicated 2,000MW power plant to provide electricity to the first phase of the smelter.

The first phase of the smelter is expected to be operational in 2010. Front engineering and design studies are scheduled for completion by the third quarter of 2007.

Commenting on the contract award, HE Khaldoon Khalifa Al Mubarak, CEO, Mubadala Development said: "The award of this contract is an important milestone on the way to completion of EMAL's first major investment. We are now looking forward to delivering a top quality project in the UAE, and this takes EMAL one step further along the way."

(more...)

Abdullah Kalban, CEO of DUBAL added: "The contract award is extremely important as it creates a tangible way forward for the EMAL smelter. A lot of consideration went into the process and the successful bidder met all of the high standards that we demanded for this important project."

When completed the EMAL smelter complex is expected to create of more than 4,000 jobs, of which a large percentage will be taken up by UAE nationals. The project will also add value to the local energy pool, creating an industrial venture and downstream applications in the Industrial zone. At full capacity the new smelter will have 2,600MW of power. EMAL has already started negotiations for the required gas volume for the project.

SNC-Lavalin is one of the world's premier engineering, construction and project management companies operating in more than 100 countries worldwide. The company is currently under contract to expand DUBAL's smelter by a further 100,000 tonnes per year and was instrumental in Montreal's Trudeau International Airport's expansion and the TGV high speed train link in Belgium.

WorleyParsons is a leading provider of professional services to the energy, resource and complex process industries. It has 97 operating offices in more than 30 countries with over 20,400 project services personnel.

(ends)

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2007

TIME: 17:53:12

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

22 May 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3B

Please see attached Appendix 3B in relation to the issue of Performance Rights and a Special Voting Share.

Please note that the Special Voting Share referred to in the attached was approved by Shareholders at an Extraordinary General Meeting held on 2 April 2007.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**A.** Performance Rights **B.** Special Voting Share
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A.** 40,239 **B.** 1

+ See chapter 19 for defined terms.

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**A.** Performance Rights are granted to senior executives and key personnel pursuant to the WorleyParsons Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights. **B.** The principal terms of the Special Voting Share are as follows. Further details can be found in WorleyParsons' prospectus dated 14 February 2007. **Voting rights** • a right to vote together as one class with the holders of Ordinary Shares (Shareholders) in all the circumstances in which Shareholders have a right to vote, subject to WorleyParsons' Constitution and applicable law; and • an aggregate number of votes equal to the number of votes attached to Ordinary Shares into which the Exchangeable Shares (issued as part of the consideration for the acquisition of the Colt Companies) are exchangeable. **Notices and attendances.** • the Special Voting Share carries the same rights as ordinary shares to receive notices, reports and financial statements and to attend and to speak at all general meetings. **Restrictions** The Special Voting Share is also subject to the following restrictions: • the holder of the Special Voting Share is not entitled to receive any dividend or distributions of WorleyParsons; and • the Special Voting Share may not be transferred except in accordance with the Voting Trust Agreement, summarised in Section 9.1.5 of WorleyParsons' prospectus dated 14 February 2007.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**A.** The ordinary shares acquired under the WorleyParsons Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue. **B.** **No.** The holder of the Special Voting Share is not entitled to receive any dividend or distributions of WorleyParsons and the Special Voting Share may not be transferred except in accordance with the Voting Trust Agreement, summarised in Section 9.1.5 of WorleyParsons prospectus dated 14 February 2007.
5	Issue price or consideration	**A.** N/A **B.** N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**A.** Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the WorleyParsons Performance Rights Plan. **B.** Issued as part of the consideration for the acquisition of the Colt Companies, further details of which can be found in WorleyParsons' prospectus dated 14 February 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**A.** N/A **B.** 2 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	228,558,999	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**A.** 3,107,181 **B.** 1	Performance Rights Special Voting Share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**A.** Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time. Until vested and exercised, Performance Rights do not carry a right to a dividend. **B.** The holder of the Special Voting Share is not entitled to receive any WorleyParsons Limited dividend or distributions.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those ⁺securities should not be granted ⁺quotation.
- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.
- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 22 May 2007

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 JUN 19 A 4:27

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/05/2007

TIME: 16:14:35

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

TVA extends WorleyParsons contract for Power Plant Services

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons
resources & energy

17 May 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

TVA extends WorleyParsons contract for Power Plant Services

WorleyParsons is pleased to announce the extension of a key contract with Tennessee Valley Authority (TVA) to provide engineering services for their fossil and hydro power plants. TVA has extended the term of the contract from 2009 to 2014. The average yearly revenue under this contract is expected to be US $12 million.

WorleyParsons has maintained a commitment to TVA for more than 20 years, providing design, construction support, and operations and maintenance for TVA's fossil and hydroelectric generating plants, including air quality control retrofits at various coal-fired units. The power facilities encompass 11 fossil plants and 32 hydro plants, which supply over 15,000 MW of generating capacity to the TVA system.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. The company's services cover the full asset spectrum both in size and lifecycle from the creation of new assets to services that sustain and enhance the value of operating assets. WorleyParsons' global strategy, supported by 20,400 personnel in 97 offices across 30 countries, is one of developing fully functional operations at a local level wherever our customers need us. It provides our company with insight into their requirements and the local knowledge to deliver tailored, high-quality solutions. Major hub operations in the Americas, Asia, Europe, and Australasia are used for added technical expertise and for larger project delivery capability. www.worleyparsons.com

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2007

TIME: 08:49:29

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to Macquarie Securities Australian Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons
resources & energy

Macquarie Securities Australian Conference 2007

John Grill – Managing Director / Chief Executive Officer



when experience counts

WorleyParsons
resources & energy

Agenda

- Background
- Half-year results
- Colt update
- Strategy update
- Outlook

Background

Leading professional services provider to the Energy, Resource and Complex Process Industries

Organised into 4 Customer Sector Groups:

Hydrocarbons | Power | Minerals & Metals | Infrastructure

Across all phases of projects

1	2	3	4	5
ASSESS Project Feasibility Business Strategy	**SELECT** Development Options Execution Strategy	**DEFINE** Finalise Scope Sanction Project	**EXECUTE** Produce Asset	**OPERATE** Operate Asset

US $245 million Acquisition of Parsons E&C Corporation
Effective October 2004

AUD ~$1.13 billion Acquisition of Colt Companies Entitlement offer
March 2007

Highlights

- Half year net profit of $94.5 million up 53.0% on the first half FY06
- Half year net profit up 22.3% on the second half of FY06
- EBIT growth of 23.1% to $131.2 million on the previous half
- International operations contribute approx 70%; 80% post Colt
- Basic EPS up 53.0% to 46.2 cps
- EBIT and net margin expansion
- Interim dividend up 51.4% to 28.0 cps (2005: 18.5 cps)

Material announcements[1]

- Acquisition of 100% of Sea Engineering Inc
- Awarded EPCM contract for Mobil Producing Nigeria
- Awarded Project Management Services contract by Sipchem
- Awarded 2nd Phase of Belene Project
- Award of Umm Shaif engineering services contract
- Baytown services contract award
- Formation of Chilean joint venture ARA WorleyParsons S.A
- Acquisition of remaining 50% of Burns & Roe Worley
- Formation of Indian joint venture WorleyParsons Kirpalaney Pvt Limited

Notes:
1. Since 2006 full year results

Colt Integration

- Completion 12 March 2007. Earnings to accrue from that date.
- The integration process is a **proven WorleyParsons process** utilised to
  - ensure that our Canadian businesses continue to safely deliver to our clients and to budget and
  - to determine a recommended pathway for each element of the combined business to achieve our vision.
- Comprehensive integration plan underway:
  - 5 days communications
  - 5 weeks planning
  - 5 months implementation
- Leadership and workstream teams in place.


CORE LEADERSHIP TEAM
Wood - Barnes - Gottsche - Campbell
Project Manager
Advisor
SERVICES G. Gottsche
Finance / Corp A. Wood
Operations G. Barnes
Development N. Campbell
1 HUMAN RESOURCES
4 FINANCE (Incl. TAX)
7 MANAGEMENT SYSTEMS
10 BUSINESS DEVELOPMENT
2 COMMUNICATIONS
5 EXECUTIVES MANAGEMENT
8 HSE
11 STRATEGIC PROCESS
3 ICT
6 CORPORATE GOVERNANCE/ RISK
9 CORPORATE OPERATIONS
12 STEP-OUT STRATEGIES

- Priorities
  - Key management systems decisions
  - Roll out of delegations (complete)
  - Roll out of risk framework
  - Building awareness of non hydrocarbons opportunities
  - Capturing synergies
  - Integration of financial reporting (full consolidated monthly reporting in place)
  - Cultural awareness.
- Integration actions and recommendation for future developments to be complete during May and June
- Forecast basis in offer document intact.

- First synergy win!
  Total awards Jocelyn Creek SAGD to combined Colt & Komex team
- Additional early synergies are being identified in the Minerals and Metals sector with:
  - Colt Ontario supporting HGE in pursuit of significant projects
  - HGE supporting oilsands with materials handling skills
- The CCRL Refinery Revamp project team, Colt Toronto, has identified immediate benefits in adopting our project management system for this recently awarded, significant project
- Colt's construction management skills and tools of value globally.

WorleyParsons
resources & energy

Global WorleyParsons Operations



CANADA
Fort McMurray
Edmonton
Cold Lake
Saskatoon
Calgary
Nanaimo
Vancouver
Victoria
UNITED STATES
Chicago
Toronto
Denver
Reading
Arcadia
Monrovia
Los Angeles
Dallas
Chattanooga
Sacramento
Jacksonville
Houston
Deer Park
Trinidad Port of Spain
Chile Santiago
Ireland Dublin
UK London,
Leeds, Bristol
Russia Moscow
Kazakhstan Atyrau
Spain Madrid
Bulgaria Sofia
Iran Tehran
Kuwait Ahmadi
Saudi Arabia Al Khobar
Qatar Doha
UAE Abu Dhabi
Egypt Cairo
Giza
Saudi Arabia Yanbu
India New Delhi
Oman Muscat
Nigeria Lagos
Angola Luanda
China Beijing
China Tianjin
China Shanghai
Thailand Bangkok, Sriracha
Philippines Manila
Brunei Kuala Belait
Malaysia Kerteh
Malaysia Kuala Lumpur
Malaysia Miri
Singapore
Indonesia Jakarta
Darwin
Townsville
Mackay
Gladstone
Brisbane
AUSTRALIA
Karratha
Perth
Kwinana
Bunbury
Kalgoorlie
Adelaide
Singleton
Newcastle
Sydney
Melbourne
Geelong
Spotswood
Tasmania
Whangarei
Auckland
New Plymouth
Christchurch
NEW ZEALAND

20,400 project services personnel | 97 offices | 30 countries

WorleyParsons
resources & energy

The Hedgehog and The Fox

Foxes pursue many ends at the same time and see the world in all its complexity. They are "scattered or diffused, moving on many levels".

Hedgehogs understand that the essence of profound insight is simplicity. Hedgehogs see what is essential, and ignore the rest.



Source:
Good To Great
By: Jim Collins

Differentiators

- Committed, empowered and technically capable people
- Industry leadership in Health, Safety and Environment
- Outstanding operational and corporate performance
- Focus on long term contracts
- Success in project delivery - large and small
- Strengthen geographic presence

Safety

- Recently developed 5 year HSE strategy. A key part of that strategy is a new behaviour based HSE framework.
- This will comprise what is required to achieve Zero expectations for what our processes and procedures are to deliver behavioural expectations of staff.
- This strategic initiative that will be worked on over a number of years starting with some key deliverables in the first twelve months.

WorleyParsons
resources & energy

Strategy Business Elements

Markets we service remain strong

Number of key elements of the differentiators are being emphasised in 2007/2008 strategy plan:



Resources / Worksharing
Acquisitions Mix
Risk Framework
Global / Local Delivery
Environment and Sustainability

WorleyParsons
resources & energy

Watch this space for a Paradigm Shift

A service that fully embeds environmental, social and economic sustainability into all aspects of project delivery, across the asset life-cycle.

Whether you take a social view (Green)

- **World is changing**
  - Inexorably rising population
  - Huge stress on natural world
  - Massive resource demands
  - Species extinctions
  - Changing climate
  - Significant global risks for humanity
- **To meet challenge:**
  - Build in business resilience
  - Facility modification
  - Increase efficiency
  - Reduce Energy Consumption
  - Clean up, reduce emissions
  - Engage stakeholders

Or a financial view (Black)

- **World is changing**
  - Increasing energy costs
  - Increasing resource costs (water, etc)
  - Tightening legislation
  - Public opinion and community attitudes changing
  - Increased costs of environmental and social compliance
  - Volatility
- **To meet challenge:**
  - Build in business resilience
  - Facility modification
  - Increase efficiency
  - Reduce Energy Consumption
  - Clean up, reduce emissions
  - Engage stakeholders


Old Solution
Economic Growth
Socio Economic
Eco-efficiency
S
Social Progress
Socio-Environ
Environmental Stewardship

Client's Perspective – API Sustainability Reporting


New Solution
Economic Growth
Socio Economic
Eco-efficiency
S
Social Progress
Socio-Environ
Environmental Stewardship

Plus.....move the perspective (decision window) out to the future.


Normal
Decision
Window
Expanded
Decision
Window

Now	Near Future	20 Years	
\$8/T	\$20/T	\$85/T?	Cost of CO_2 emissions
\$0.1/m3	\$ 1.0/m3	\$5/m3?	Cost of Water
\$0.05/KWhr	\$ 0.50/KWhr	\$1/kwhr?	Cost of Energy
			Cost of Waste Disposal
			Cost of Compliance

Future proofing of projects

Resources Development and Workshare

- Attraction, development and retention of committed, empowered and technically capable people remains our biggest challenge
- Long term and short term incentive schemes are assisting us in our aspiration to be 'Employer of Choice'
- Continue to recruit heavily for:
  - Graduates
  - Project Management
  - Personnel from related industries
- Starting to see the benefits of workshare
- Operational systems roll out and development will underwrite our success in this area, i.e connect Colt to WorleyParsons world.
- Decision made to implement Oracle financial and human resources systems globally over next 2-3 years

Global / Local delivery

- Our operating profile presents us with a number of unique opportunities
- Our large number of offices close to our clients coupled with hub offices is recognised as a key differentiator and supported by our customers
- Understanding and integrating our capabilities on a global basis is one of the largest opportunities available to us
- Key part is continued client relationship development.

Acquisitions

- Macro conditions still supportive of additional acquisition opportunities
- 'Organisational capacity' and 'financial capacity' required
- Cultural fit is fundamental
- Preference for building additional capacity in 'non hydrocarbons' sectors
- Significant number of acquirer of choice opportunities.

Risk Framework

- We define risk as the effect of uncertainty on our business objectives, both negative and positive
- Risk Management enables us to make business decisions by taking better account of the uncertainty implicit in our business and the possibility of future events occurring
- Risk Management assists us to realise potential gains whilst avoiding or limiting losses
- Current growth profile place a high requirement on continued development and roll out of our risk management framework:
  - New employees
  - New acquisitions
  - New locations
  - New projects
  - New SYSTEMS
- Risk Management is a fundamental platform enabling our continued and sustained growth

In Summary





Outlook

- We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in the second half of 2007
- The acquisition of Colt which was completed on March 12 will add further to earnings from that date
- The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 JUN 19 A 4:23

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2007

TIME: 14:19:16

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Larry Max Benke**
Date of last notice	**19 March 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Benke Engineering Consultants Ltd is the registered holder.**
Date of change	**2 April 2007**
No. of securities held prior to change	**1,177,475 exchangeable shares in WorleyParsons Canada SPV Limited.**
Class	**Special Voting Share issued to Computershare Trust Company of Canada ("Trustee"), having the rights, privileges, restrictions and conditions set out in detail in the section 9.1.6 of, and the Appendix to, the WorleyParsons Prospectus dated 14 February 2007.**
Number acquired	**A right to direct the Trustee how to vote 1,177,475 of the total votes attached to the Special Voting Share.**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**N/A**

+ See chapter 19 for defined terms.

No. of securities held after change	**1,177,475 exchangeable shares in WorleyParsons Canada SPV Limited and right to direct the Trustee how to vote 1,177,475 of the total votes attached to the Special Voting Share.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Rights acquired as a result of the issue of the Special Voting Share to the Trustee on 2 April 2007.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 18:07:08

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

2 April 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

RESULTS OF EXTRAORDINARY GENERAL MEETING
2 APRIL 2007

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, WorleyParsons Limited announces that each resolution put to the meeting was carried by the requisite majority.

Poll results

Each resolution was decided on a poll. Details of the total number of votes cast on the poll are set out below:

Special Resolution 1 - To approve the variation to class rights through the issue of the Special Voting Share

Number of votes FOR the resolution	160,302,699
Number of votes AGAINST the resolution	323,025
Number of votes ABSTAINING on the resolution	24,894

Ordinary Resolution 2 - To approve the issue of Exchangeable Shares (and associated arrangements) and the issue of Ordinary Shares under the Caravel Offer

Number of votes FOR the resolution	160,333,667
Number of votes AGAINST the resolution	280,200
Number of votes ABSTAINING on the resolution	36,751

For further information please contact:

Sharon Sills
Company Secretary
Ph: +61 2 8923 6866

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 12:59:02

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

2 April 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

2007 EXTRAORDINARY GENERAL MEETING CHAIRMAN'S ADDRESS

Good afternoon, ladies and gentlemen. My name is Ron McNeilly and I am the Chairman of WorleyParsons Limited.

On behalf of the board I would like to welcome you to this Extraordinary General Meeting.

I am pleased to welcome Larry Benke, President of Colt, who joins us here today for the first time, as part of the WorleyParsons Group – where he heads up our expanded Canadian operations. Larry has also been appointed as an alternate director for Bill Hall. Welcome Larry – we are delighted to have you here.

As you will be aware, in early February we announced the acquisition of the Colt Companies for A$1,133 million. The acquisition was funded by a combination of a pro rata renounceable Institutional Entitlement Offer and Retail Entitlement Offer, the issue of Exchangeable Shares to the vendors, and new debt facilities.

You will recall that the Colt vendors received exchangeable shares as part of the consideration for the acquisition of The Colt Companies. The issue of exchangeable shares was seen as an important feature of the acquisition, serving to align the interests of our Canadian employees with those of WorleyParsons shareholders and providing an important retention mechanism for key employees of Colt.

The intended effect of the Special Voting Share in addition to the exchangeable shares is to replicate the economic effect of issuing ordinary shares in WorleyParsons.

On 13 February we announced that the Institutional Entitlement Offer of 16.4 million new shares, had been successfully completed, raising $345 million. It was particularly pleasing that a large proportion of institutional shareholders took up their entitlements.

We subsequently successfully completed the Retail Entitlement Offer, raising a further $135 million through the issue of 6.4 million new shares.

The acquisition of Colt was completed on 10 March 2007.

Before I move on to the purpose of today's meeting I would like to take a few minutes to recap the rationale for this acquisition, and the benefits we believe it will deliver for the Group as a whole.

A number of factors make this acquisition a compelling one for WorleyParsons. The combination of Colt's business with WorleyParsons' substantial existing Canadian operations, creates a group capable of capitalising on the significant untapped demand in the Canadian market.

we can draw on expertise from within the Group gained in similar situations, most recently during the successful integration of Parsons E&C.

Our CEO John Grill and Larry Benke have recently visited Colt's offices in Canada and Alaska to meet with people at all levels of the organisation. I can report that the response to their visit, from both staff and clients, was very positive. We have received similar acceptance from the market.

The Board is pleased with how smoothly this acquisition was accomplished, and would like to thank all those involved in making it so. We move forward with optimism, confident of the benefits the Combined Group has the potential to deliver while being completely realistic about the amount of work ahead of us.

I would also like to thank all our shareholders for their continued confidence in us. The interest shown by the market in our recent capital raising is particularly pleasing.

At this time I am also able to confirm the guidance that we gave the market at the release of the financial results for the half year ended 31 December 2006: that, we expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 12:27:38

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy Results of EGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

2 April 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

PROXY RESULTS OF EXTRAORDINARY GENERAL MEETING 2 APRIL 2007

In accordance with Listing Rule 3.13.2, WorleyParsons Limited announces the following proxy results of the April 2007 Extraordinary General Meeting.

No.	Resolution	For	Against	Abstain	Votes Open
Special Resolution					
1	To approve the variation to class rights through the issue of the Special Voting Share.	125,821,380	323,025	24,894	32,332,380
Ordinary Resolution					
2	To approve the issue of Exchangeable Shares (and associated arrangements) and the issue of Ordinary Shares under the Caravel Offer.	125,828,874	280,200	36,751	32,355,854

For further information please contact:

Sharon Sills
Company Secretary
Ph: +61 2 8923 6866

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/03/2007

TIME: 16:27:09

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Section 708A

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

23 March 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Notice under Section 708A of the Corporations Act 2001

On 8 February 2007, WorleyParsons Limited announced the acquisition of The Colt Companies ("Colt"). Subject to completion of this acquisition, WorleyParsons announced it would offer up to $10 million worth of new shares to certain employees of Colt who had been shareholders of Caravel Investments Limited ("Caravel Offer"). Caravel Investments Limited was established by Colt as part of its retention and development strategy for key management.

WorleyParsons today announces the issue by way of placement of 29,236 ordinary shares ("Shares") in relation to the Caravel Offer.

The Company gives notice under Section 708A(5)(e) of the Corporations Act 2001 (Cth) ("the Act") that:

1. the Company issued the Shares without disclosure to investors under Part 6D.2 of the Act;
2. as at the date of this notice, the Company has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to the Company; and
   b. section 674 of the Act; and
3. as at the date of this notice, there is no information to be disclosed which is excluded information (as defined in Section 708A(7) and (8) of the Act).

An Appendix 3B in relation to the issue of new shares under the Caravel Offer was issued earlier today.

WORLEYPARSONS LIMITED

Sharon Sills
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/03/2007

TIME: 15:12:57

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A total of 29,236 shares issued in relation to the Caravel Offer referred to in section 1.13 of the prospectus lodged with ASIC on 14 February 2007.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**3,066,942** **12,306,499**	**Performance Rights** **Exchangeable Shares**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends may be declared by the directors out of profits. Until vested and exercised, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Company Secretary) Date: 23 March 2007

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 JUN 19 A 9:22

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2007

TIME: 17:04:56

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**28 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the Accelerated Renounceable Entitlement Offer pursuant to the Prospectus dated 14 February 2007.**
Date of change	**15 March 2007**
No. of securities held prior to change	**Grahame Campbell (NED Share Plan): 16,434** **Grandamico Pty Ltd: 397,945** **Grandamico Super Fund: 88,433**
Class	**Ordinary**
Number acquired	**1,767**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$37,107.00**
No. of securities held after change	**Grahame Campbell (NED Share Plan): 18,201** **Grandamico Pty Ltd: 397,945** **Grandamico Super Fund: 88,433**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the Accelerated Renounceable Entitlement Offer pursuant to the Prospectus dated 14 February 2007.
Date of change	15 March 2007
No. of securities held prior to change	Erich Fraunschiel (NED Share Plan): 17,865 Erich Fraunschiel atf The Fraunschiel Family Trust: 33,952 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust: 111,112
Class	Ordinary
Number acquired	1,923
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$40,383.00
No. of securities held after change	Erich Fraunschiel (NED Share Plan): 19,788 Erich Fraunschiel atf The Fraunschiel Family Trust: 33,952 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust: 111,112

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of last notice	**28 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the Accelerated Renounceable Entitlement Offer pursuant to the Prospectus dated 14 February 2007.**
Date of change	**15 March 2007**
No. of securities held prior to change	**Ronald John McNeilly (NED Share Plan): 23,663** **Ronald John McNeilly: 339,507** **Laargo Investments Pty Ltd: 13,580**
Class	**Ordinary**
Number acquired	**2,530**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$53,130.00**
No. of securities held after change	**Ronald John McNeilly (NED Share Plan): 26,193** **Ronald John McNeilly: 339,507** **Laargo Investments Pty Ltd: 13,580**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Gwee Teck Hai
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the Accelerated Renounceable Entitlement Offer pursuant to the Prospectus dated 14 February 2007.
Date of change	15 March 2007
No. of securities held prior to change	3,018
Class	Ordinary
Number acquired	284
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,964.00
No. of securities held after change	3,302

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2007

TIME: 09:57:45

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial shareholder

To: Company name/Scheme: WorleyParsons Limited

1. Details of substantial holder (1)

Name: UBS Nominees Pty Ltd and its related bodies corporate

ABN (if applicable): 32 001 450 522

Ceased to be a substantial shareholder 09 March 2007

The previous notice was dated: 08 November 2006

2. Changes in relevant changes

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of shares affected	Person's votes affected
Please see Annexure A and B.					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are:

Name	Address
UBS Nominees Pty Ltd	Level 16, 2 Chifley Square, Sydney NSW 2000

Signature

Name: Peter Stepek Capacity: Alternate Director

Signature: [signature] Date: 19 March 2007

Director, secretary or substantial shareholder

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7-Nov-06	UBS Securities Australia Limited	Unknown	$947,500	50,000	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	-$6,527	-333	Ordinary
7-Nov-06	UBS Securities Australia Limited	Unknown	-$946,930	-50,000	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$310	16	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$11,854	612	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$10,101	522	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$41,506	2,145	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,711	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	-$75,614	-3,850	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$17,937	927	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$7,837	405	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$1,935	100	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$1,937	100	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$368	19	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$58,110	3,000	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,719	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$17,125	885	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,847	199	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,711	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,711	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,499	181	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,719	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$17,142	885	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$1,933	100	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,711	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,711	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$2,474	128	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$5,548	287	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$12,468	645	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$48,325	2,500	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$8,574	444	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,785	196	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,688	191	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$5,961	-309	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$3,708	192	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$5,793	300	Ordinary
8-Nov-06	UBS Securities Australia Limited	Unknown	-$4,552	-236	Ordinary
8-Nov-06	UBS Securities Australia Limited	Unknown	$4,552	236	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$35,412	1,831	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$16,660	865	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
9-Nov-06	UBS Securities Australia Limited	On market	-$3,848	-200	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$4,803	-250	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$1,916	-100	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$646	34	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$5,715	-300	Ordinary
8-Nov-06	UBS Securities Australia Limited	On market	$22,805	1,181	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$791	-41	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$5,775	-300	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$3,850	-200	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$5,748	-300	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$3,503	184	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$10,834	569	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$5,852	308	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$3,660	192	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$3,640	191	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$1,914	-100	Ordinary
9-Nov-06	UBS Securities Australia Limited	Unknown	-$2,519	-132	Ordinary
9-Nov-06	UBS Securities Australia Limited	Unknown	-$4,656	-244	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$7,041	369	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$16,008	839	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$2,870	-150	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$2,858	-150	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$4,758	-250	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$3,116	164	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$34,200	1,800	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$1,915	100	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$2,892	-150	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$4,749	248	Ordinary
9-Nov-06	UBS Securities Australia Limited	Unknown	-$7,041	-369	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$69,328	3,594	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$42,720	2,239	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$19,080	1,000	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$3,719	192	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$562	29	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$4,544	-233	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$6,661	-350	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$3,640	191	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	-$3,826	-200	Ordinary
9-Nov-06	UBS Securities Australia Limited	On market	$41,211	2,152	Ordinary
9-Nov-06	UBS Securities Australia Limited	Unknown	$2,519	132	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$4,961	260	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$14,857	767	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$2,073	107	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$53,664	-2,752	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$38,493	-1,974	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$89,993	-4,615	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$24,044	-1,233	Ordinary
10-Nov-06	UBS Securities Australia Limited	Unknown	-$4,914	-252	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$2,913	150	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$8,661	449	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$9,578	502	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$28,620	1,500	Ordinary
9-Nov-06	UBS Securities Australia Limited	Off market	$4,656	244	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
9-Nov-06	UBS Securities Australia Limited	Off market	$1,278	67	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$13,121	676	Ordinary
10-Nov-06	UBS Securities Australia Limited	Unknown	$4,914	252	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$2,888	149	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$329	17	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$12,009	620	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$77	4	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$1,693	87	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$5,795	299	Ordinary
13-Nov-06	UBS Securities Australia Limited	Off market	$128,896	6,651	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$96,500	5,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$26,190	1,357	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$8,678	448	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	$18,673	964	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$19,500	-1,000	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$29,250	-1,500	Ordinary
10-Nov-06	UBS Securities Australia Limited	On market	-$62,400	-3,200	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$7,259	373	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$1,654	85	Ordinary
13-Nov-06	UBS Securities Australia Limited	Unknown	$1,434	74	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$19,300	1,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$1,448	75	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$62,865	3,264	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$66,739	3,458	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$57,900	3,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$1,814	94	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$8,646	448	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$11,498	597	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$36,086	1,863	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$2,873	149	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$5,354	278	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$327	17	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$1,414	-73	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$1,356	-70	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$13,559	-700	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$4,536	-235	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$28,989	-1,502	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$869	45	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$19,300	1,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$96,850	-5,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$39	-2	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$41,917	-2,164	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$97	5	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$6,519	335	Ordinary
13-Nov-06	UBS Securities Australia Limited	On market	$331	17	Ordinary
13-Nov-06	UBS Securities Australia Limited	Unknown	-$1,434	-74	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$49,562	2,568	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$174	-9	Ordinary
14-Nov-06	UBS Securities Australia Limited	Unknown	$40,260	2,086	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$24,985	-1,267	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$3,944	-200	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$12,943	-656	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$1,511	-78	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14-Nov-06	UBS Securities Australia Limited	On market	-$34,808	-1,797	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$3,035	-157	Ordinary
14-Nov-06	UBS Securities Australia Limited	Unknown	-$406	-21	Ordinary
14-Nov-06	UBS Securities Australia Limited	Unknown	-$40,260	-2,086	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$9,649	501	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$57,900	3,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$3,262	169	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$28,950	1,500	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$3,860	200	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$11,988	626	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$1,494	78	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,679	192	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$14,447	754	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$123,673	6,492	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$13,403	-680	Ordinary
15-Nov-06	UBS Securities Australia Limited	Unknown	$2,821	144	Ordinary
15-Nov-06	UBS Securities Australia Limited	Unknown	-$2,821	-144	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$5,715	300	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$143,250	7,500	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$891	-46	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$1,356	-70	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$174	-9	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$19,320	-1,000	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$19	-1	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,766	200	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$8,624	458	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$281,414	14,945	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$245	13	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$1,130	60	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$977	51	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$1,111	58	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,658	192	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,658	192	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$4,743	249	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	-$19	-1	Ordinary
14-Nov-06	UBS Securities Australia Limited	On market	$211,244	10,917	Ordinary
14-Nov-06	UBS Securities Australia Limited	Unknown	$406	21	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$16,813	-853	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$23,017	-1,166	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$7,556	400	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$472	25	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,778	200	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$26,068	1,380	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$9,256	490	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$7,877	417	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$13,809	731	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$34,399	1,821	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$17,001	900	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$18,711	990	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$4,595	-233	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$14,455	-733	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$25,905	-1,313	Ordinary
15-Nov-06	UBS Securities Australia Limited	On market	-$13,791	-699	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
16-Nov-06	UBS Securities Australia Limited	On market	$3,501	180	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$5,667	300	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$4,496	238	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$548	29	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$12,071	639	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$36,404	1,913	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$34,417	1,821	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$15,981	846	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$74,313	3,934	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$24,557	1,300	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$65,501	3,442	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$38,803	1,995	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$191,600	10,000	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$11,490	600	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$42,478	2,217	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$5,748	300	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$4,948	260	Ordinary
16-Nov-06	UBS Securities Australia Limited	Unknown	-$24,735	-2,910	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$162,600	8,585	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	$344,981	18,073	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$430,780	-22,700	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$1,193	63	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$6,629	350	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$113,678	6,002	Ordinary
16-Nov-06	UBS Securities Australia Limited	Unknown	-$7,576	-400	Ordinary
16-Nov-06	UBS Securities Australia Limited	Unknown	$7,576	400	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$1,111	58	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$1,648	86	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$14,063	734	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$5,748	300	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$27,705	1,446	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$15,264	-800	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$1,836	-96	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$1,702	-89	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$49,761	-2,619	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$1,721	-90	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	$431,720	22,700	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$4,712	-248	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$63,669	-3,351	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$2,470	-130	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$43,116	-2,255	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$47,900	2,500	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,658	192	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,658	192	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$38,100	2,000	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$3,639	191	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$1,434	-75	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$500	-26	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,463	-180	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$635	-33	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$5,038	-262	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$808	-42	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$41,866	-2,176	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$8,620	458	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$18,830	1,000	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$34,399	1,821	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$491	26	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$7,650	405	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$231,840	-12,000	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$7,101	-367	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$46,014	-2,378	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$510	27	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$40,862	2,162	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$5,459	289	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$71,952	3,809	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$38,060	2,000	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$1,413	-73	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,740	-192	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$5,805	-300	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$1,862	-96	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$1,203	-62	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$1,358	-70	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$29,100	-1,500	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,356	-173	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$38,364	2,016	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$875	46	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$6,147	323	Ordinary
16-Nov-06	UBS Securities Australia Limited	On market	$94,700	5,000	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$343,577	-18,073	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$50,612	-2,621	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$50,631	-2,622	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$84,392	-4,384	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$45,777	-2,378	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$10,511	-546	Ordinary
17-Nov-06	UBS Securities Australia Limited	Unknown	$5,451	281	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$46,769	-2,422	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$9,259	482	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$9,240	481	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$63,437	3,330	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$22,952	-1,208	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$2,524	-132	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$29,636	-1,550	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$11,606	-607	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$2,027	-106	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
20-Nov-06	UBS Securities Australia Limited	On market	-$85,740	-4,454	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$3,688	192	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$3,688	192	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$49,587	2,603	Ordinary
20-Nov-06	UBS Securities Australia Limited	Unknown	$4,191	220	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$34,614	1,817	Ordinary
20-Nov-06	UBS Securities Australia Limited	Unknown	-$4,191	-220	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$22,465	-1,161	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$8,688	-449	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$34,288	-1,772	Ordinary
16-Nov-06	UBS Securities Australia Limited	Off market	-$3,816	-200	Ordinary
15-Nov-06	UBS Securities Australia Limited	Off market	$7,816	399	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$808	-42	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$500	-26	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$32,708	-1,700	Ordinary
20-Nov-06	UBS Securities Australia Limited	Off market	$8,522	437	Ordinary
20-Nov-06	UBS Securities Australia Limited	Off market	$37,791	1,938	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$2,225	-115	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$7,024	-363	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$6,773	-350	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$1,906	100	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$6,614	347	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$66,745	-3,500	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$19	-1	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$7,793	-408	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$7,827	-407	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$788	-41	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,846	-200	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$19,230	-1,000	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$72,113	-3,750	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$1,910	-100	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$13,680	-717	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$7,388	-387	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$3,640	191	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$80,357	4,216	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$401	-21	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$11,303	593	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$3,640	191	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$248	13	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$5,222	274	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$83,458	-4,340	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,715	-192	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$86,959	-4,494	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,740	-192	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$3,640	191	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$6,591	-344	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$44,229	2,300	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$26,983	1,401	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$1,907	99	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$2,636	-138	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$5,730	-300	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$14,669	-768	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
21-Nov-06	UBS Securities Australia Limited	On market	-$3,313	-173	Ordinary
21-Nov-06	UBS Securities Australia Limited	Unknown	$1,187	62	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$3,880	-200	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$287,120	-14,800	Ordinary
17-Nov-06	UBS Securities Australia Limited	On market	-$11,407	-588	Ordinary
17-Nov-06	UBS Securities Australia Limited	Unknown	-$5,451	-281	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$5,051	-262	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$11,466	600	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$70,596	3,700	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$5,449	285	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$11,009	577	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$23,023	1,206	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,673	192	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,673	192	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$17,217	900	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$70,818	3,700	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	-$1,663	-87	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$2,314	-120	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$733	-38	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$2,198	-114	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$29,722	-1,536	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$1,219	-63	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$92,338	4,837	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$83,101	4,344	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$88,624	4,640	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$31,174	1,633	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$18,040	945	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,440	180	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$110,603	5,809	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$69,119	3,615	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$105,270	5,500	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$10,137	531	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$54,199	-2,801	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$5,805	-300	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$35,279	-1,827	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$10,659	-552	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$3,862	-200	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$64,639	3,386	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$1,088	57	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$28,963	1,518	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$21,862	1,147	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$31,926	1,675	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$132,273	6,900	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$1,145	60	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$31,976	1,675	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$43,907	2,300	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$32,703	1,714	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$45,919	-2,378	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	-$11,858	-616	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$13,197	687	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$96,050	5,000	Ordinary
20-Nov-06	UBS Securities Australia Limited	On market	$4,115	216	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$17,316	908	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
22-Nov-06	UBS Securities Australia Limited	On market	$22,110	1,160	Ordinary
22-Nov-06	UBS Securities Australia Limited	Off market	-$136,961	-7,152	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	-$205,441	-10,728	Ordinary
22-Nov-06	UBS Securities Australia Limited	Unknown	-$1,281,709	-67,069	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$22,357	1,173	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$80,052	4,200	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$260,890	13,695	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$324	17	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$63,303	3,323	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$2,264	-117	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$6,850	-354	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$8,495	-439	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$12,132	-627	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$64,784	-3,348	Ordinary
22-Nov-06	UBS Securities Australia Limited	Off market	-$5,239	-275	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$34,290	1,800	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,292	173	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,580	500	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,663	191	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	-$444,027	-23,200	Ordinary
22-Nov-06	UBS Securities Australia Limited	Unknown	$1,281,709	67,069	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$12,549	656	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,473	338	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,339	331	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$8,978	-464	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$5,940	-307	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$2,593	-134	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$76,240	4,000	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$19	-1	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$192	10	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$1,754	92	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$7,510	394	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$2,678	140	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,675	192	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,341	487	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$10,434	544	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,656	191	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$30,137	1,568	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$1,806	94	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$5,724	-300	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	$105,840	5,553	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$172	-9	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$61,884	-3,240	Ordinary
21-Nov-06	UBS Securities Australia Limited	On market	-$2,101	-110	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$37,690	1,962	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$19,200	-1,000	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$43,547	-2,261	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$2,443	127	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,675	191	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$73,036	-3,800	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$154	-8	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,694	192	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,517	338	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
23-Nov-06	UBS Securities Australia Limited	On market	$6,530	338	Ordinary
21-Nov-06	UBS Securities Australia Limited	Unknown	-$17,000	-2,000	Ordinary
21-Nov-06	UBS Securities Australia Limited	Off market	-$10,120	-529	Ordinary
21-Nov-06	UBS Securities Australia Limited	Off market	$10,117	529	Ordinary
21-Nov-06	UBS Securities Australia Limited	Unknown	-$1,187	-62	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$40,320	2,100	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,675	191	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$100,412	5,200	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$4,507	234	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$21,879	1,136	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,517	338	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$4,506	233	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$268,148	-14,076	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$1,242	64	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,557	338	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,375	483	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$8,275	433	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,669	192	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,669	192	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$40,188	2,103	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$1,010	53	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$7,538	391	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$2,198	114	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,530	338	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$7,554	391	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$22,613	1,165	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$1,537	-79	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$20,159	1,037	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$29,953	-1,540	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$27,463	-1,412	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$5,910	304	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$96,145	5,047	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$7,445	391	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$42,437	2,223	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$253,191	13,263	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,112	163	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$36,858	1,896	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$20,481	-1,053	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$17,466	-898	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$1,653	-85	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$5,699	-293	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$1,537	-79	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$2,820	145	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$20,014	1,029	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$21,182	1,093	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$97,050	5,000	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$18,288	956	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$6,242	327	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$23,939	1,254	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$3,644	191	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$24,860	1,305	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$10,013	514	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$18,711	962	Ordinary

[illegible]	[illegible]	[illegible]	[illegible] change	[illegible] Securities	[illegible]
23-Nov-06	UBS Securities Australia Limited	On market	$19,080	981	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$2,004	-103	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$32,492	1,674	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$1,536	-79	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$7,893	406	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	$40,824	2,100	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	-$40,824	-2,100	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	-$1,139,168	-58,925	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$44,242	2,320	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$12,611	662	Ordinary
22-Nov-06	UBS Securities Australia Limited	On market	$136,961	7,152	Ordinary
22-Nov-06	UBS Securities Australia Limited	Off market	-$136,961	-7,152	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$19,182	1,008	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$58,320	3,000	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,771	194	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$134,074	-7,038	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,399	484	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$292,500	-15,000	Ordinary
23-Nov-06	UBS Securities Australia Limited	EA_Exercise	$3,527,500	415,000	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$954	-50	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$2,892	-150	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$2,338	-122	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$3,830	-200	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,222	168	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,206	481	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$977	51	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,667	191	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$16,196	844	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	-$56,008	-2,908	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	-$3,364,725	-395,850	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	$1,139,168	58,925	Ordinary
24-Nov-06	UBS Securities Australia Limited	On market	$11,073	577	Ordinary
24-Nov-06	UBS Securities Australia Limited	On market	$11,802	615	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$2,864	-150	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$1,121	-59	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$106,039	5,581	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$6,422	338	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$17,100	900	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$3,133	-163	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$3,675	191	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$14,880	-773	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$7,002	363	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,527	338	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$866	-45	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$1,914	-100	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$3,629	-191	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$4,750	-250	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$316,768	16,672	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$152,637	8,042	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$2,846	-150	Ordinary
27-Nov-06	UBS Securities Australia Limited	Unknown	-$1,884	-99	Ordinary
27-Nov-06	UBS Securities Australia Limited	Unknown	$1,884	99	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$7,491	401	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
23-Nov-06	UBS Securities Australia Limited	On market	$19,870	1,029	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,076	470	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$27,922	1,449	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$9,660	500	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$6,790	350	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$6,415	338	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$270,560	14,255	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$304	16	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$2,847	-150	Ordinary
27-Nov-06	UBS Securities Australia Limited	Unknown	$6,650	350	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$76,779	4,084	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$4,637	246	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,563	189	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$84,109	4,462	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$66,789	3,564	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$5,910	304	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$22,270	-1,145	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$3,890	-200	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$17,019	-875	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$45,532	-2,341	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$7,491	401	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$803	43	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$17,221	916	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$1,942	103	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$4,123	220	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$7,177	383	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$77,615	4,155	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$17,335	929	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$1,359	73	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,536	190	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$10,400	535	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$34,992	-1,800	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$2,446	126	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$6,046	-311	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	-$11,800	-607	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,898	208	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,542	189	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$7,483	401	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$372	20	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,536	190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,536	190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,170	171	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$1,852	100	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$40,031	2,158	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$8,071	437	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$33,342	1,716	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$18,525	950	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$52,046	2,669	Ordinary
23-Nov-06	UBS Securities Australia Limited	On market	$292,500	15,000	Ordinary
23-Nov-06	UBS Securities Australia Limited	Unknown	$56,008	2,908	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$1,545	83	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,536	190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,517	189	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
28-Nov-06	UBS Securities Australia Limited	On market	$53,076	2,852	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$37,100	2,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$74	4	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$7,427	401	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$8,038	434	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$13,520	730	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	-$198,825	-10,448	Ordinary
23-Nov-06	UBS Securities Australia Limited	EA_Assign	-$3,527,500	-415,000	Ordinary
23-Nov-06	UBS Securities Australia Limited	Off market	$35,276	1,809	Ordinary
24-Nov-06	UBS Securities Australia Limited	On market	$21,838	1,138	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$956	-50	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$536	-28	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$34,797	1,884	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$8,792	476	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,506	190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$29,133	1,579	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$29,212	1,579	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	-$132,544	-6,965	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,534	190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$2,120	114	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$298	16	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$28,492	1,531	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$3,832	-200	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$5,742	-300	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$2,856	-150	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$21,850	1,150	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$171	9	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	-$3,984	-215	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,519	190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$4,537	245	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	-$1,059	-57	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$55,439	2,979	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$8,728	469	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$4,940	266	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$6,314	340	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$34,652	1,859	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$87,925	4,717	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$44,584	2,349	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$1,907	-100	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	-$4,091	-215	Ordinary
27-Nov-06	UBS Securities Australia Limited	Unknown	-$6,650	-350	Ordinary
27-Nov-06	UBS Securities Australia Limited	On market	$57,244	3,010	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$391	21	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$34,466	1,852	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$298	16	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	-$3,536	-190	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$37,140	2,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$46,600	2,500	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$46,917	2,517	Ordinary
28-Nov-06	UBS Securities Australia Limited	Unknown	-$5,033	-270	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$4,197	228	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$55,860	3,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$731	39	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
28-Nov-06	UBS Securities Australia Limited	On market	$3,542	189	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$3,898	208	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$14,182	760	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$34,390	1,843	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$25,873	1,391	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$2,823	152	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$17,689	949	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$17,838	957	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$10,867	583	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$37,200	2,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$3,943	212	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,627	-190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,627	-190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$95,500	-5,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$19,910	1,067	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$8,858	476	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$2,698	145	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$4,578	246	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$2,903	156	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$9,131	496	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$3,498	190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$10,511	570	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$6,349	341	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$12,271	659	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$95,500	-5,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$29,223	-1,530	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$66,277	-3,470	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,612	-189	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$22,550	-1,180	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$5,167	279	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$41,133	2,221	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$2,245	121	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$8,348	450	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$12,984	703	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$1,860	100	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,627	-190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,627	-190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$5,790	-303	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$9,894	-518	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$4,338	-227	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,612	-189	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$19,253	-1,008	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$31,761	-1,662	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$10,219	-535	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$55,350	3,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$4,188	227	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$46,550	2,500	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	-$2,490	-134	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$46,550	2,500	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$78,157	-4,092	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$95,500	-5,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$85,282	-4,465	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$4,202	-220	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
29-Nov-06	UBS Securities Australia Limited	On market	-$7,640	-400	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$81,748	-4,280	Ordinary
30-Nov-06	UBS Securities Australia Limited	Unknown	$976	51	Ordinary
30-Nov-06	UBS Securities Australia Limited	Off market	-$34,146	-1,789	Ordinary
1-Dec-06	UBS Securities Australia Limited	Unknown	-$34,168	-1,789	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$14,156	751	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$87,346	4,696	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$1,470	79	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$689	37	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$15,469	833	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$5,738	309	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$54,929	-2,891	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$95,000	-5,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$30,761	-1,619	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,610	-190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$29,562	-1,551	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$8,475	447	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$9,500	500	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$19,030	1,000	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$55,983	2,928	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$12,218	640	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$18,610	1,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$93,000	5,000	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$11,327	609	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$11,594	622	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$54,503	2,924	Ordinary
30-Nov-06	UBS Securities Australia Limited	Off market	$34,168	1,789	Ordinary
30-Nov-06	UBS Securities Australia Limited	Off market	$28,599	1,495	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$45,768	2,400	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$47,700	2,500	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$46,198	2,420	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$1,915	100	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$9,096	475	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$28,659	1,495	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$5,307	277	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$32,538	1,700	Ordinary
28-Nov-06	UBS Securities Australia Limited	On market	$44,214	2,372	Ordinary
28-Nov-06	UBS Securities Australia Limited	Unknown	$5,033	270	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$4,186	227	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$1,366	74	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$44,784	2,426	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$47,718	2,497	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$11,567	604	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$15,739	821	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$41,120	2,145	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$38,340	2,000	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$4,519	236	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$55,315	2,890	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,496	79	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$7,216	381	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$3,618	191	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$36,960	2,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$1,592	86	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
29-Nov-06	UBS Securities Australia Limited	On market	$49,862	2,688	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$428	23	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$18,211	977	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$18,087	945	Ordinary
4-Dec-06	UBS Securities Australia Limited	Unknown	$727	38	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$37,593	1,988	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$3,782	200	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$21,548	1,148	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,891	100	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$5,900	312	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$75,680	4,000	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$378	20	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$11,308	598	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	$37,280	2,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$17,754	-930	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$7,827	-410	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,627	-190	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$3,245	-170	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$7,524	400	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$226	12	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$338	18	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$49,275	2,621	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,955	104	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$79,460	4,202	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$72,851	3,873	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$21,199	1,127	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$3,122	166	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$90,928	4,834	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$57,270	-3,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$2,673	-140	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$19,090	-1,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$76,360	-4,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$66,506	-3,482	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$86,606	4,619	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,870	100	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$51,313	2,744	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$52,360	2,800	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$24,217	1,295	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$49,865	2,651	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$28,215	1,500	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$8,220	437	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$64,089	3,409	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$59,063	3,150	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$17,343	-908	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$23,888	-1,250	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$76,247	-3,992	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$95,500	-5,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$13,752	-720	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$673	36	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$654	35	Ordinary
5-Dec-06	UBS Securities Australia Limited	Unknown	-$5,154	-275	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$7,600	-400	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$10,184	-536	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5-Dec-06	UBS Securities Australia Limited	On market	$34,688	1,850	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$16,238	866	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$46,875	2,500	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$85,908	4,594	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$7,592	406	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$5,062	-265	Ordinary
29-Nov-06	UBS Securities Australia Limited	Off market	-$95,500	-5,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	Off market	$95,500	5,000	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$22,538	-1,180	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$56,059	-2,935	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$43,814	-2,306	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$5,940	-312	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$9,387	-493	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$7,597	-399	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$14,040	-737	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$64,958	3,483	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$28,292	1,517	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$84,038	4,494	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$9,462	506	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$16,924	905	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$5,700	-300	Ordinary
29-Nov-06	UBS Securities Australia Limited	On market	-$65,738	-3,449	Ordinary
29-Nov-06	UBS Securities Australia Limited	Unknown	$5,334	280	Ordinary
29-Nov-06	UBS Securities Australia Limited	Unknown	-$5,334	-280	Ordinary
30-Nov-06	UBS Securities Australia Limited	Unknown	-$976	-51	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$13,962	-731	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$30,407	-1,592	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$12,281	-643	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$85,770	4,500	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$1,980	104	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$67,284	3,600	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$6,542	350	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$33,773	1,807	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$61,228	3,276	Ordinary
5-Dec-06	UBS Securities Australia Limited	Unknown	$5,154	275	Ordinary
1-Dec-06	UBS Securities Australia Limited	Unknown	-$725	-38	Ordinary
1-Dec-06	UBS Securities Australia Limited	Unknown	$725	38	Ordinary
1-Dec-06	UBS Securities Australia Limited	Unknown	$34,146	1,789	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$12,234	649	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$15,288	800	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$362	19	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$23,019	-1,209	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$46,446	2,433	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$10,290	539	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$9,149	-479	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$1,615	-85	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$1,200	-63	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$13,652	-717	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$57,425	-3,016	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$46,958	-2,465	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$7,113	372	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$51,952	2,720	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$18,718	980	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4-Dec-06	UBS Securities Australia Limited	On market	$14,260	747	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$13,229	693	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$147,318	-7,717	Ordinary
6-Dec-06	UBS Securities Australia Limited	Unknown	$4,563	239	Ordinary
7-Dec-06	UBS Securities Australia Limited	On market	-$16,460	-860	Ordinary
7-Dec-06	UBS Securities Australia Limited	On market	-$287	-15	Ordinary
7-Dec-06	UBS Securities Australia Limited	On market	-$29,667	-1,550	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$26,670	-1,400	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$7,582	-398	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$3,606	-189	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$3,606	-189	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$3,606	-189	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$9,612	503	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$59,210	3,100	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$57,450	3,000	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$20,320	1,060	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$55,717	2,908	Ordinary
7-Dec-06	UBS Securities Australia Limited	On market	-$16,996	-888	Ordinary
6-Dec-06	UBS Securities Australia Limited	Off market	$6,510	341	Ordinary
6-Dec-06	UBS Securities Australia Limited	Off market	$55,036	2,883	Ordinary
6-Dec-06	UBS Securities Australia Limited	Off market	$14,928	782	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$200,709	10,659	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$745	-39	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$457	24	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$3,869	203	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$10,548	554	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$15,708	825	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$12,071	630	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$20,348	1,062	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$38,320	2,000	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$38,781	2,023	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$14,631	764	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$39,912	2,123	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	-$1,046	-56	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$93,050	5,000	Ordinary
8-Dec-06	UBS Securities Australia Limited	Unknown	-$6,346	-341	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,263	-119	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$6,013	316	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$818	43	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$647	34	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$2,539	133	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$2,558	-134	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	$7,063	369	Ordinary
4-Dec-06	UBS Securities Australia Limited	Unknown	-$727	-38	Ordinary
4-Dec-06	UBS Securities Australia Limited	On market	-$1,015,673	-53,151	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$8,788	464	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$5,966	315	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,329	-175	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,133	-375	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,037	-107	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$5,727	-300	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6-Dec-06	UBS Securities Australia Limited	On market	-$9,984	-523	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$172	-9	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$439	-23	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$2,674	-140	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$67,616	3,570	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$5,676	300	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$13,244	700	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$49,166	2,600	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$56,957	3,012	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,501	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,243	-118	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,787	-94	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$15,844	-833	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$29,112	-1,525	Ordinary
6-Dec-06	UBS Securities Australia Limited	Unknown	-$4,563	-239	Ordinary
6-Dec-06	UBS Securities Australia Limited	Unknown	$72,181	3,791	Ordinary
6-Dec-06	UBS Securities Australia Limited	Unknown	$233,643	12,239	Ordinary
6-Dec-06	UBS Securities Australia Limited	Unknown	-$233,643	-12,239	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$37,215	1,968	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$72,302	3,852	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$4,700	250	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$35,720	1,900	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,617	86	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,356	-176	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,036	-212	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
6-Dec-06	UBS Securities Australia Limited	Unknown	-$72,181	-3,791	Ordinary
5-Dec-06	UBS Securities Australia Limited	Off market	$30,228	1,613	Ordinary
7-Dec-06	UBS Securities Australia Limited	On market	-$20,097	-1,050	Ordinary
6-Dec-06	UBS Securities Australia Limited	Off market	$3,016	158	Ordinary
6-Dec-06	UBS Securities Australia Limited	Off market	$3,131	164	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$395	21	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$395	21	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$29,516	1,570	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$7,144	381	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,875	100	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,907	-100	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$763	-40	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,272	-224	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$2,726	145	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$263	14	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$239,098	12,718	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$25,122	1,342	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$31,075	1,660	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$73,781	3,935	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,856	99	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,777	95	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$37,961	2,030	Ordinary

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Number of securities affected	Class
5-Dec-06	UBS Securities Australia Limited	On market	$580	31	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,305	-121	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,962	-103	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,115	-111	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,427	-337	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$19,070	-1,000	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$10,841	-570	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$33,320	-1,750	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,512	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$13,083	700	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,832	98	Ordinary
5-Dec-06	UBS Securities Australia Limited	On market	$1,832	98	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$2,261	-119	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$10,526	-554	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$15,877	-833	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$3,606	-189	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$80,976	-4,244	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$13,456	706	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$2,304	121	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$362	19	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$858	-45	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,792	-94	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$572	-30	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$18,564	-976	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,641	-244	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,980	-104	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$519,650	-27,166	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$818	43	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$6,128	322	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	$3,780	198	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$17,105	-896	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,956	-260	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,872	-413	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,785	-356	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$14,851	-780	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,953	-155	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,621	-85	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$7,903	-414	Ordinary
6-Dec-06	UBS Securities Australia Limited	On market	-$8,820	-462	Ordinary
7-Dec-06	UBS Securities Australia Limited	On market	-$287	-15	Ordinary
7-Dec-06	UBS Securities Australia Limited	Unknown	$96	5	Ordinary
7-Dec-06	UBS Securities Australia Limited	Unknown	-$96	-5	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$5,299	-278	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,001	-105	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,929	-416	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$10,069	-528	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$65,905	3,500	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$12,070	641	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$3,766	200	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$73,905	3,950	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$19,646	1,050	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,308	-226	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,098	-215	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$5,089	-267	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,391	-73	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,538	-343	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$10,393	-545	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,205	-378	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,491	-393	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,148	-375	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,519	-342	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	$374,400	20,000	Ordinary
8-Dec-06	UBS Securities Australia Limited	On market	-$6,844	-366	Ordinary
8-Dec-06	UBS Securities Australia Limited	Unknown	$6,346	341	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,086	-320	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,259	-171	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$49,653	-2,601	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$19,185	-1,005	Ordinary
11-Dec-06	UBS Securities Australia Limited	Unknown	-$646,176	-34,722	Ordinary
12-Dec-06	UBS Securities Australia Limited	Unknown	$2,002	104	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,479	-235	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,994	-262	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$13,552	-711	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,519	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,956	-260	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,171	-377	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,512	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,790	-94	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,922	-206	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,809	-95	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
12-Dec-06	UBS Securities Australia Limited	Unknown	-$2,002	-104	Ordinary
13-Dec-06	UBS Securities Australia Limited	Off market	$38,716	2,006	Ordinary
18-Dec-06	UBS Securities Australia Limited	On market	-$495,750	-25,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$2,435	123	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$1,287	65	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$762	-40	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,881	-361	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,652	-349	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	$23,572	1,240	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,576	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,072	-109	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$21,242	-1,118	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,977	-104	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$13,902	700	Ordinary
18-Dec-06	UBS Securities Australia Limited	Unknown	$20	1	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$9,890	500	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$39,620	2,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$22,077	1,100	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$29,772	-1,562	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$17,154	-900	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,519	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,086	-57	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,186	-115	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,086	-320	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$28,511	-1,499	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,909	-205	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,056	-108	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$16,096	800	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$1,431	71	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$8,803	-433	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$9,291	-457	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$73,077	-3,591	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,643	-401	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,544	-81	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,843	-359	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,580	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,885	-99	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,585	-188	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$8,042	-395	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,826	-188	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,805	-187	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,826	-188	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$203,300	-10,000	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$17,802	-934	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$9,682	-508	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,643	-401	Ordinary

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to Change	Number of securities	Class
11-Dec-06	UBS Securities Australia Limited	On market	-$78,203	-4,103	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,563	-82	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$13,273	-696	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,096	-110	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$10,279	-539	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$17,145	-900	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,029	-54	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,053	-150	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$10,913	-536	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$4,823	-237	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$128,154	-6,313	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$9,981	-490	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$2,707	-142	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$5,165	-271	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,461	-339	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,204	-325	Ordinary
11-Dec-06	UBS Securities Australia Limited	Unknown	$6,242	327	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,519	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$10,374	-544	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,545	-81	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,647	-401	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$22,700	-1,191	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$26,492	1,298	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$4,814	-236	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$102,000	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$2,815	-138	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$102,000	-5,000	Ordinary
13-Dec-06	UBS Securities Australia Limited	Unknown	-$598	-31	Ordinary
14-Dec-06	UBS Securities Australia Limited	On market	-$19,420	-1,000	Ordinary
14-Dec-06	UBS Securities Australia Limited	On market	-$18,313	-943	Ordinary
14-Dec-06	UBS Securities Australia Limited	On market	-$8,720	-449	Ordinary
14-Dec-06	UBS Securities Australia Limited	Unknown	-$1,928,890	-100,000	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,698	-194	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$591	-31	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$15,877	-833	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$1,544	-81	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,450	-181	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$204,000	-10,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$5,447	-267	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$102,100	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$126,565	-6,189	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$7,734	-378	Ordinary
15-Dec-06	UBS Securities Australia Limited	Off market	$8,136	422	Ordinary
18-Dec-06	UBS Securities Australia Limited	On market	-$354,600	-18,000	Ordinary
18-Dec-06	UBS Securities Australia Limited	Unknown	$7,964	400	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$11,892	600	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$31,680	1,600	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$9,911	-520	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$6,519	-342	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$9,454	-496	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$103	-5	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19-Dec-06	UBS Securities Australia Limited	On market	$25,610	1,245	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$30,750	-1,500	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$1,070	-52	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$12,116	-589	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$20,010	1,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$17,444	870	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$36,452	-1,793	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$59,425	-2,923	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$8,038	-395	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$4,822	-253	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$17,154	-900	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$39,111	-2,052	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$877	-46	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$89,665	-4,359	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,832	-186	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$104,000	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$10,368	-498	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$62,400	-3,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$7,354	-361	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,826	-188	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$26,455	-1,300	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,800	-187	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$57,607	-2,835	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$29,924	-1,570	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$3,583	-188	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$7,224	-379	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$17,268	-906	Ordinary
11-Dec-06	UBS Securities Australia Limited	On market	-$8,977	-471	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$107,537	5,195	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$65,309	-3,155	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	$19,154	920	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	-$19,154	-920	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	-$9,605	-464	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$152,250	-7,500	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$6,271	-308	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$19,890	-975	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$1,428	-70	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$75,480	-3,700	Ordinary
11-Dec-06	UBS Securities Australia Limited	Unknown	-$6,242	-327	Ordinary
13-Dec-06	UBS Securities Australia Limited	Unknown	$598	31	Ordinary
14-Dec-06	UBS Securities Australia Limited	Unknown	$988	51	Ordinary
14-Dec-06	UBS Securities Australia Limited	Unknown	-$988	-51	Ordinary
15-Dec-06	UBS Securities Australia Limited	Unknown	-$1,369	-71	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$584,840	-28,700	Ordinary
19-Dec-06	UBS Securities Australia Limited	Off market	$414,684	20,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$101,337	-4,851	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$12,678	-604	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$1,574	-75	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$10,404	-510	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$32,640	-1,600	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$1,061	-52	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$2,530	-124	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19-Dec-06	UBS Securities Australia Limited	On market	-$90,637	-4,443	Ordinary
15-Dec-06	UBS Securities Australia Limited	Unknown	$1,369	71	Ordinary
15-Dec-06	UBS Securities Australia Limited	Off market	$5,958	309	Ordinary
18-Dec-06	UBS Securities Australia Limited	On market	-$595,500	-30,000	Ordinary
18-Dec-06	UBS Securities Australia Limited	Unknown	-$7,964	-400	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$20	-1	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$3,149	-150	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$11,224	-536	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$22,741	-1,086	Ordinary
20-Dec-06	UBS Securities Australia Limited	Unknown	-$63	-3	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$3,703	-177	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$26,810	-1,311	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$8,634	-422	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$153,450	-7,500	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$8,860	-432	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$74,292	-3,624	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$16,078	812	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$1,978	100	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$33,762	1,700	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$4,681	235	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$20,040	1,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$102,550	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$19,597	955	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$15,209	-739	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,252	-158	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$10,753	-522	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$33,200	-1,587	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$50,668	-2,422	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$417,000	-20,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$521,750	-25,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	$651	31	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$14,697	729	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$10,251	-504	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$9,575	-471	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$55,745	-2,742	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$93,050	-4,577	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$11,845	-575	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$76,570	-3,717	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$103,750	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$104,000	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$86,174	-4,143	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$71,838	-3,429	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$803,636	-38,087	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$40,364	-1,913	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$317,006	-15,024	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$895,210	-42,427	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$2,423	-119	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$86,243	-4,238	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$142,450	-7,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$71,050	-3,500	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$3,272	-161	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$124,800	-6,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$205,026	-9,857	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19-Dec-06	UBS Securities Australia Limited	On market	-$291	-14	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$24,984	-1,200	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$61,589	-2,961	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$460,866	-21,842	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$5,507	-261	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$1,036,854	-49,140	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$20,738	-975	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$170	-8	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$7,518	-370	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$22,962	-1,130	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$69,616	-3,426	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$1,504	-74	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$90,127	-4,431	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$32,892	-1,589	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$108,799	-5,256	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	$4,113	202	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	-$22,363	-1,100	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	-$4,113	-202	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$637,500	-30,000	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$80,644	-3,795	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$25,606	-1,205	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$80,644	-3,795	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$25,606	-1,205	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$388	-19	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$52,550	-2,576	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$5,916	-290	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$85,932	-4,200	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$8,856	-432	Ordinary
19-Dec-06	UBS Securities Australia Limited	Off market	-$416,312	-20,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	$63	3	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$3,113	-149	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$83,680	-4,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$5,709	-272	Ordinary
21-Dec-06	UBS Securities Australia Limited	Unknown	$1,688	80	Ordinary
21-Dec-06	UBS Securities Australia Limited	Unknown	-$1,688	-80	Ordinary
21-Dec-06	UBS Securities Australia Limited	EA_Exercise	$95,000	5,000	Ordinary
21-Dec-06	UBS Securities Australia Limited	EA_Assign	-$20,000	-1,000	Ordinary
27-Dec-06	UBS Securities Australia Limited	On market	$21	1	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$10,394	-507	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$51,250	-2,500	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$123,000	-6,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$82,320	-4,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$2,120	-103	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$3,149	-150	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$3,547	-169	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$70,735	-3,378	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$6,318	-302	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$34,602	-1,654	Ordinary
27-Dec-06	UBS Securities Australia Limited	Off market	-$414,684	-20,000	Ordinary
27-Dec-06	UBS Securities Australia Limited	Off market	$416,312	20,000	Ordinary
28-Dec-06	UBS Securities Australia Limited	Unknown	-$2,247	-107	Ordinary
28-Dec-06	UBS Securities Australia Limited	Unknown	$2,247	107	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$2,779	-130	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19-Dec-06	UBS Securities Australia Limited	On market	-$103,350	-5,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$16,616	800	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$20,800	1,000	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$5,205	-250	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	-$125,611	-6,039	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$28,672	-1,366	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$44,184	-2,109	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$21,641	-1,033	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$104,750	-5,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$188,550	-9,000	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$513	-24	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$9,300	-435	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$4,533	-212	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$2,587	-121	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$8,469	-395	Ordinary
19-Dec-06	UBS Securities Australia Limited	On market	$40,986	1,980	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	$22,363	1,100	Ordinary
19-Dec-06	UBS Securities Australia Limited	Unknown	$9,605	464	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$19,710	-939	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$523,500	-25,000	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$93,937	-4,452	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$45,386	-2,151	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$10,550	-500	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$19,834	-940	Ordinary
22-Dec-06	UBS Securities Australia Limited	Unknown	$1,680	79	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$686	-32	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$4,278	-200	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$2,139	-100	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$20,525	-960	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$5,107	-240	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$521,500	-25,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$6,966	-333	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$8,452	-404	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$2,531	-121	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$3,715	-177	Ordinary
22-Dec-06	UBS Securities Australia Limited	Unknown	-$1,680	-79	Ordinary
28-Dec-06	UBS Securities Australia Limited	On market	$11,351	540	Ordinary
28-Dec-06	UBS Securities Australia Limited	Off market	$7,917	377	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$107,250	-5,000	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$53,475	-2,500	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$62,436	-2,934	Ordinary
2-Jan-07	UBS Securities Australia Limited	On market	-$3,350	-157	Ordinary
2-Jan-07	UBS Securities Australia Limited	On market	-$4,268	-200	Ordinary
2-Jan-07	UBS Securities Australia Limited	Unknown	$256	12	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$1,330	63	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$19,185	-914	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$417,000	-20,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$627,600	-30,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	$1,010	48	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$25,748	-1,229	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$4,278	-200	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$30,154	-1,417	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$5,299	-249	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
29-Dec-06	UBS Securities Australia Limited	Unknown	-$3,086	-145	Ordinary
2-Jan-07	UBS Securities Australia Limited	On market	-$21,340	-1,000	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$3,462	164	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$3,462	164	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$13,746	653	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$138,236	6,536	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$1,586	75	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$39,910	-1,905	Ordinary
20-Dec-06	UBS Securities Australia Limited	On market	-$6,474	-309	Ordinary
20-Dec-06	UBS Securities Australia Limited	Off market	-$134,032	-6,393	Ordinary
20-Dec-06	UBS Securities Australia Limited	Off market	-$6,872	-328	Ordinary
20-Dec-06	UBS Securities Australia Limited	Unknown	$2,828	135	Ordinary
2-Jan-07	UBS Securities Australia Limited	On market	-$7,405	-347	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$97,296	4,609	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$3,574	169	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$33,311	1,575	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$13,092	619	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$126,900	6,000	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$70,260	3,322	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$141,240	6,678	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$52,896	2,501	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$194,094	9,177	Ordinary
20-Dec-06	UBS Securities Australia Limited	Unknown	-$2,828	-135	Ordinary
20-Dec-06	UBS Securities Australia Limited	Off market	-$416,312	-20,000	Ordinary
20-Dec-06	UBS Securities Australia Limited	Off market	$414,684	20,000	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$131,348	-6,225	Ordinary
21-Dec-06	UBS Securities Australia Limited	Off market	-$65,178	-3,089	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$105,750	5,000	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$211,500	10,000	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$52,917	2,502	Ordinary
3-Jan-07	UBS Securities Australia Limited	Unknown	-$1,671	-79	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	-$11,571	-551	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	-$987	-47	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$20,880	1,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$83,400	4,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,704	178	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,289	110	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$4,382	-206	Ordinary
21-Dec-06	UBS Securities Australia Limited	On market	-$4,211	-198	Ordinary
27-Dec-06	UBS Securities Australia Limited	Unknown	-$21	-1	Ordinary
27-Dec-06	UBS Securities Australia Limited	Unknown	-$700	-33	Ordinary
27-Dec-06	UBS Securities Australia Limited	Unknown	$700	33	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$4,516	217	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$43,077	2,070	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$5,678	273	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$64,272	3,090	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$104,000	5,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$29,486	1,421	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$43,139	2,079	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$41,540	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,765	181	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,531	939	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$770	-36	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
29-Dec-06	UBS Securities Australia Limited	On market	-$9,300	-435	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$513	-24	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$63,392	-2,965	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$5,324	-249	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$94,976	4,586	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$518	25	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$683	33	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$102,349	4,942	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$518	25	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$39,728	1,910	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$580	28	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$7,994	386	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$663	32	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$24,544	1,184	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$7,889	-369	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$5,875	-274	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$9,326	-435	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$33,517	-1,564	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$1,711	-80	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,299	111	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$26,936	1,300	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$477	23	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$622	30	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$891	43	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$456	22	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$788	38	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$24,962	1,203	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,143	55	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$51,875	2,494	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$8,962	-419	Ordinary
29-Dec-06	UBS Securities Australia Limited	On market	-$216,205	-10,160	Ordinary
29-Dec-06	UBS Securities Australia Limited	Unknown	$3,086	145	Ordinary
2-Jan-07	UBS Securities Australia Limited	On market	-$5,634	-264	Ordinary
2-Jan-07	UBS Securities Australia Limited	Unknown	-$256	-12	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$6,806	328	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,556	75	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$24,651	1,188	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$20,322	977	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$707	34	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$27,373	1,316	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,414	68	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$645	31	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$12,958	623	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$12,495	601	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$2,105	100	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$24,132	1,141	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$72,756	3,440	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$317	15	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$9,412	445	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,019	49	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,642	127	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$21,009	1,011	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$59,407	2,863	Ordinary

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Number of securities	Class
4-Jan-07	UBS Securities Australia Limited	On market	$60,088	2,893	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$20,978	1,010	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$851	41	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,183	57	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,656	128	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$5,183	250	Ordinary
3-Jan-07	UBS Securities Australia Limited	On market	$17,026	805	Ordinary
3-Jan-07	UBS Securities Australia Limited	Unknown	$1,671	79	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	-$3,486	-166	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$6,763	325	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$5,721	274	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,246	60	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,494	939	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$36,873	1,777	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,880	187	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$4,333	209	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,555	75	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$181,518	8,769	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,304	63	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$207,000	10,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,200	58	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$15,159	726	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$15,033	721	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$9,987	479	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,081	100	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$41,200	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,555	75	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,529	122	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$4,208	203	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,465	939	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,037	50	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,390	939	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,618	950	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$13,124	634	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$93,750	4,529	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$103,500	5,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$458	22	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$624	30	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,178	922	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$894	43	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,872	90	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,344	65	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$7,845	379	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$7,842	379	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$83,504	4,034	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$104,080	5,028	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$84,704	4,092	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$13,848	669	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$41,400	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$158,376	7,651	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$5,051	244	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,951	94	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$60,300	2,906	Ordinary

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Number of securities	Class
4-Jan-07	UBS Securities Australia Limited	On market	$621	30	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$62,130	3,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$21,828	1,054	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$47,702	2,310	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,890	188	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$42,601	2,058	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$13,283	642	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,235	108	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$83	4	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,154	104	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,173	924	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$7,411	358	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$42,001	2,032	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,148	152	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$6,213	300	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,151	152	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$581	28	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$187	9	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$186,750	9,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$16,642	802	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,893	188	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$891	43	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$8,325	402	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$113,155	5,477	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,571	76	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$17,842	864	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$284,702	13,787	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	-$17,924	-868	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$6,080	293	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$11,786	568	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$16,828	811	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,615	126	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$26,952	1,297	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$41,500	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	-$18,491	-892	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$14,676	710	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$20,897	1,011	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,623	127	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	-$5,782	-280	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	$1,951	94	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	$991	48	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	-$991	-48	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	-$3,854	-188	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$686	33	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,535	122	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,559	75	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,456	70	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,560	75	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	$5,782	280	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	-$8,508	-415	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	-$3,854	-188	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$35,342	1,724	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$27,505	1,343	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5-Jan-07	UBS Securities Australia Limited	On market	$13,612	664	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,500	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$61,200	3,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$26,846	1,316	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$40,800	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$19,531	939	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$53,997	2,596	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$934	45	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,897	188	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$3,877	187	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,828	1,018	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$7,211	354	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,852	140	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$6,438	317	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$8,404	414	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,973	194	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$6,281	307	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$33,620	1,640	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,137	153	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$61,500	3,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$14,324	691	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,099	53	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$82,049	3,958	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$971	47	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$5,196	251	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$974	48	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,097	990	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$28,109	1,384	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,390	167	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$8,076	402	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$655	32	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$61,050	3,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$4,155	204	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$6,192	304	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$325	16	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$973	47	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$952	46	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,490	72	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$14,780	714	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,573	76	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$9,643	480	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$49,321	2,455	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$1,914	95	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$80,800	4,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$1,756	87	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$32,480	1,600	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$522	26	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,341	116	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,200	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,565	127	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$6,732	326	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$9,809	475	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$9,726	471	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4-Jan-07	UBS Securities Australia Limited	On market	$911	44	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$89,465	4,322	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,180	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,200	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,401	119	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$16,604	822	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$10,100	500	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,626	130	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$768	38	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,196	158	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,387	118	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,016	149	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$8,280	400	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$4,026	194	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$42,455	2,046	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$623	30	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,713	131	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$6,602	326	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,542	175	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$5,751	284	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$9,740	481	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$9,923	490	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$11,456	566	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$19,015	939	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$18,569	917	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,240	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$7,630	377	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$41,420	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$121,302	5,860	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$44,154	2,132	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$15,111	730	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	-$8,822	-427	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,744	185	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$177,694	8,775	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$15,329	757	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$8,323	411	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$57,470	2,838	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$8,631	426	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$7,999	395	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$49,698	2,453	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$23,036	1,137	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$39,700	2,000	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,942	94	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$12,402	600	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$2,189	106	Ordinary
4-Jan-07	UBS Securities Australia Limited	On market	$1,404	68	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	$3,901	188	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$8,003	395	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$14,182	700	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$1,397	69	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$27,331	1,349	Ordinary
5-Jan-07	UBS Securities Australia Limited	Unknown	-$4,700	-232	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$24,161	1,219	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
8-Jan-07	UBS Securities Australia Limited	On market	$13,339	673	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$25,793	1,304	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$16,101	814	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,894	146	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	-$3,901	-188	Ordinary
4-Jan-07	UBS Securities Australia Limited	Unknown	-$1,951	-94	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	-$3,854	-188	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$33,046	1,612	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$13,954	684	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$129,561	6,527	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,444	73	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$10,878	548	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,688	85	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$11,420	571	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$720	36	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$140,000	7,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$23,908	1,199	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$6,926	347	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$100,500	5,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$18,414	900	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,480	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$50,442	2,463	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$19,437	950	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$1,059	52	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$9,212	462	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,695	85	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,065	254	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,660	183	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$70,000	3,500	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$120,000	6,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$4,900	245	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$39,720	2,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,562	129	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$8,738	440	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$387	19	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$79,993	3,927	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$24,027	1,183	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$10,155	500	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$8,242	406	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$100,000	5,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,926	97	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$18,649	939	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$13,346	672	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$59,610	3,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$6,776	341	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$8,719	439	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$4,060	204	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$59,700	3,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,985	150	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$2,030	100	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$25,883	1,275	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$84,281	4,162	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$16,970	838	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5-Jan-07	UBS Securities Australia Limited	On market	$53,934	2,670	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,225	112	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,871	94	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$23,319	1,173	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$183,040	9,152	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$16,960	848	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$43,501	2,186	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$38,706	1,945	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$99,500	5,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$4,018	202	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$13,916	700	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$11,321	561	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$19,312	957	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$13,069	647	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,200	1,000	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$6,534	323	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,307	116	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$45,432	2,283	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$10,204	513	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,342	168	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$7,956	400	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$199,000	10,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,274	64	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$901	45	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$8,550	426	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$32,012	1,595	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$14,013	692	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$9,740	481	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$7,627	377	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$3,443	170	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$830	41	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$109,525	5,501	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$56,219	2,818	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,694	85	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,814	91	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$379	19	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,485	124	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$10,025	500	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$60,872	3,033	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$4,798	241	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,137	258	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$1,397	69	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$13,750	680	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$192,126	9,483	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$9,097	449	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$20,260	1,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,747	188	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$13,034	654	Ordinary
8-Jan-07	UBS Securities Australia Limited	Unknown	$3,220	161	Ordinary
9-Jan-07	UBS Securities Australia Limited	On market	-$30,003	-1,478	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,024	939	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,631	182	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$955	48	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
8-Jan-07	UBS Securities Australia Limited	On market	$14,967	751	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,979	300	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$4,684	235	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	$129,725	6,403	Ordinary
5-Jan-07	UBS Securities Australia Limited	On market	-$19,024	-939	Ordinary
5-Jan-07	UBS Securities Australia Limited	Unknown	$4,700	232	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$7,090	357	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,121	107	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,050	203	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,993	150	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,980	250	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,968	400	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,988	200	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$65,722	3,296	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$12,502	627	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$22,760	1,142	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,368	169	Ordinary
8-Jan-07	UBS Securities Australia Limited	Unknown	-$3,220	-161	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$7,056	356	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,346	169	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$60,200	3,045	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$39,006	1,970	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,900	95	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,729	187	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$69,471	3,484	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,749	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$55,832	2,800	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$877	44	Ordinary
9-Jan-07	UBS Securities Australia Limited	On market	-$789	-39	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$600,000	30,000	Ordinary
9-Jan-07	UBS Securities Australia Limited	Off market	$600,000	30,000	Ordinary
9-Jan-07	UBS Securities Australia Limited	On market	-$18,676	-920	Ordinary
9-Jan-07	UBS Securities Australia Limited	Off market	-$605,874	-30,000	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$58,720	2,936	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$8,720	436	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$12,900	645	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,580	129	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$9,680	484	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,988	200	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$59,820	3,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,749	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$59,700	3,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,493	75	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$8,529	421	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$12,768	640	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,953	148	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$37,087	1,859	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$17,390	873	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,958	300	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$9,354	471	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$31,041	1,563	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,145	108	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,124	258	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10-Jan-07	UBS Securities Australia Limited	On market	$19,900	1,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,313	66	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$597	30	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,985	150	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$28,039	1,409	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$18,705	939	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$797	40	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,449	223	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$997	50	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,196	60	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$7,144	359	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,234	263	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$617	31	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$17,890	899	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,990	100	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,721	187	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,851	244	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$16,548	832	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,725	137	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$20	1	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,088	205	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$42,173	2,115	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,749	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,749	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$8,614	432	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$5,652	284	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$7,960	400	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$1,694	85	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$25,317	1,269	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$147,091	7,373	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,590	80	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,670	84	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,565	129	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,475	376	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$9,851	496	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$32,123	1,611	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$319	16	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,091	155	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$18,006	903	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$5,184	260	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$3,747	188	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$2,990	150	Ordinary
8-Jan-07	UBS Securities Australia Limited	On market	$43,420	2,171	Ordinary
9-Jan-07	UBS Securities Australia Limited	Off market	-$600,000	-30,000	Ordinary
9-Jan-07	UBS Securities Australia Limited	Unknown	$3,715	183	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,734	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,734	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$298	15	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,609	81	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$21,976	1,106	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$995	50	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$875	44	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$9,512	478	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10-Jan-07	UBS Securities Australia Limited	On market	$9,950	500	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$12,895	648	Ordinary
9-Jan-07	UBS Securities Australia Limited	Unknown	-$3,715	-183	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,391	118	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$28,745	1,443	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,132	959	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$76,169	3,818	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,870	1,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,383	120	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$68,950	3,500	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,704	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,072	105	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,099	206	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$18,649	939	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$398	20	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,194	60	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$15,622	785	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$14,855	745	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$23,529	1,180	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$479	24	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,557	379	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$5,284	265	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,973	100	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,755	241	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,849	398	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$6,899	350	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$5,952	302	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,980	200	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$16,577	833	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,701	186	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,741	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$14,646	736	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$758	38	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,749	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$62,951	3,157	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,111	156	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,988	200	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,884	400	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$59,111	2,996	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$84,208	4,268	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$9,411	477	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$59	3	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,479	175	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,850	93	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,984	150	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,978	200	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$15,832	796	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,108	206	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$857	43	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,985	150	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,741	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$40,099	2,015	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$868	44	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10-Jan-07	UBS Securities Australia Limited	On market	$217	11	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$23,616	1,200	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$62,520	3,221	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$34,530	1,779	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,739	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$18,219	916	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,184	965	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$875	44	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$6,719	338	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,905	146	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,900	1,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,734	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$596	30	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$12,564	632	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$10,870	556	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$13,235	677	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$9,306	476	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$39,140	2,000	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$6,908	353	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,240	163	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,473	225	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,737	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$874	44	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,946	98	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,252	63	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$9,950	500	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$39,800	2,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,383	170	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,851	244	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$48,123	2,459	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$1,962	100	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$23,740	1,210	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$98,100	5,000	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$78,480	4,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$17,474	887	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$591	30	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,884	400	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,838	144	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$5,663	287	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,739	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,392	70	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,900	1,001	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,227	112	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$23,279	1,171	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$15,559	793	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$9,810	500	Ordinary
11-Jan-07	UBS Securities Australia Limited	Unknown	$17,266	880	Ordinary
11-Jan-07	UBS Securities Australia Limited	Unknown	-$17,266	-880	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$20,090	-1,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$26,953	1,364	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$593	30	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$11,975	606	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$13,068	663	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10-Jan-07	UBS Securities Australia Limited	On market	$591	30	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,976	200	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,380	170	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,789	90	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$7,475	376	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,618	182	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$51,320	-2,566	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$18,000	-900	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$100,000	-5,000	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$1,703	-85	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$60,120	-3,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,637	83	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,809	1,004	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$5,561	282	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,960	150	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,776	90	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,734	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$9,930	500	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,535	178	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$29,790	1,500	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,192	60	Ordinary
12-Jan-07	UBS Securities Australia Limited	Unknown	-$6,010	-299	Ordinary
15-Jan-07	UBS Securities Australia Limited	Unknown	$3,444	169	Ordinary
15-Jan-07	UBS Securities Australia Limited	Unknown	-$3,444	-169	Ordinary
16-Jan-07	UBS Securities Australia Limited	Unknown	$974	48	Ordinary
16-Jan-07	UBS Securities Australia Limited	On market	$124,073	6,115	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$296	15	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,854	94	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$59,190	3,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$65,563	3,323	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,794	243	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,974	200	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,981	150	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,716	187	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$13,929	701	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$19,700	1,000	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	$229,321	11,442	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$40,985	-2,013	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$1,103	-54	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$3,984	-195	Ordinary
17-Jan-07	UBS Securities Australia Limited	Unknown	$305	15	Ordinary
10-Jan-07	UBS Securities Australia Limited	Off market	$275,544	13,987	Ordinary
10-Jan-07	UBS Securities Australia Limited	Unknown	-$6,118	-309	Ordinary
10-Jan-07	UBS Securities Australia Limited	Unknown	$6,118	309	Ordinary
10-Jan-07	UBS Securities Australia Limited	Off market	-$547,903	-27,753	Ordinary
10-Jan-07	UBS Securities Australia Limited	Off market	$547,947	27,753	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,704	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,920	148	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$25,018	1,268	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,973	100	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,855	94	Ordinary
17-Jan-07	UBS Securities Australia Limited	Unknown	-$305	-15	Ordinary
17-Jan-07	UBS Securities Australia Limited	Unknown	-$104,950	-5,200	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
17-Jan-07	UBS Securities Australia Limited	Off market	$23,241	1,126	Ordinary
18-Jan-07	UBS Securities Australia Limited	On market	$44,660	2,200	Ordinary
18-Jan-07	UBS Securities Australia Limited	Unknown	-$386	-19	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$2,322	118	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$26,450	1,344	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$46,012	2,338	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$49,989	2,557	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$6,121	312	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$59,160	3,000	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$2,011	102	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$42,317	2,147	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,707	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$69,020	3,500	Ordinary
18-Jan-07	UBS Securities Australia Limited	Unknown	$386	19	Ordinary
19-Jan-07	UBS Securities Australia Limited	On market	$8,862	440	Ordinary
19-Jan-07	UBS Securities Australia Limited	Unknown	-$2,513	-125	Ordinary
19-Jan-07	UBS Securities Australia Limited	Unknown	$2,513	125	Ordinary
19-Jan-07	UBS Securities Australia Limited	Off market	$19,924	989	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$41,575	2,119	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$196	10	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$12,060	615	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$29,160	1,487	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$6,118	312	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,352	170	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,707	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$1,834	93	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,707	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$4,814	244	Ordinary
21-Jan-07	UBS Securities Australia Limited	Unknown	$20	1	Ordinary
22-Jan-07	UBS Securities Australia Limited	On market	-$20	-1	Ordinary
22-Jan-07	UBS Securities Australia Limited	Off market	$738,265	36,393	Ordinary
22-Jan-07	UBS Securities Australia Limited	Off market	$500,075	25,000	Ordinary
23-Jan-07	UBS Securities Australia Limited	Unknown	-$3,422	-169	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$3,728	190	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$117,720	6,000	Ordinary
11-Jan-07	UBS Securities Australia Limited	Unknown	$2,296	117	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$680	-34	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$10,000	-500	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$197	10	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,709	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,492	177	Ordinary
10-Jan-07	UBS Securities Australia Limited	On market	$3,709	188	Ordinary
10-Jan-07	UBS Securities Australia Limited	Off market	$473,375	23,951	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$17,803	-868	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,440	-314	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$11,480	-560	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$36,306	-1,771	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,722	-84	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$70,680	-3,534	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$22,345	-1,115	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$8,016	-400	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$8,016	-400	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$8,317	-415	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
11-Jan-07	UBS Securities Australia Limited	On market	$11,820	604	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$3,542	181	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$82,488	4,215	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$3,679	188	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$16,657	849	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$18,723	-912	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$965	-47	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$18,630	-907	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,417	-69	Ordinary
24-Jan-07	UBS Securities Australia Limited	Off market	-$211,371	-10,304	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$171,071	-8,511	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$64,360	-3,202	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$16,562	-824	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$54,712	-2,722	Ordinary
12-Jan-07	UBS Securities Australia Limited	Unknown	$6,010	299	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$7,848	400	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$5,883	300	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$14,401	734	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$23,336	1,190	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$16,108	821	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$20,500	-1,000	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$820	-40	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$30,570	-1,500	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,180	-450	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$38,352	-1,880	Ordinary
16-Jan-07	UBS Securities Australia Limited	On market	$9,050	443	Ordinary
16-Jan-07	UBS Securities Australia Limited	Unknown	-$974	-48	Ordinary
16-Jan-07	UBS Securities Australia Limited	Off market	-$104,950	-5,200	Ordinary
17-Jan-07	UBS Securities Australia Limited	Off market	$100,914	5,000	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$57,801	-2,860	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$196,200	10,000	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$8,201	418	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$81,992	4,179	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$156,960	8,000	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$49,050	2,500	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$45,292	-2,218	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$471	-23	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,475	-72	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,803	-332	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,660	-81	Ordinary
17-Jan-07	UBS Securities Australia Limited	Off market	-$123,634	-6,115	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$10,095	-500	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$35,211	-1,744	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$1,433	-71	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$11,024	-546	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$21,582	1,100	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	$14,617	745	Ordinary
11-Jan-07	UBS Securities Australia Limited	Unknown	-$2,296	-117	Ordinary
11-Jan-07	UBS Securities Australia Limited	On market	-$98,100	-5,000	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	$12,109	615	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,680	-82	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$635	-31	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$61	-3	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
24-Jan-07	UBS Securities Australia Limited	On market	-$390	-19	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,353	-66	Ordinary
17-Jan-07	UBS Securities Australia Limited	Off market	$4,043	200	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$4,794	-235	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$12,342	-605	Ordinary
18-Jan-07	UBS Securities Australia Limited	On market	$56,840	2,800	Ordinary
18-Jan-07	UBS Securities Australia Limited	Unknown	$23,241	1,126	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$99,700	-5,000	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$2,049	-102	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$20,090	-1,000	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$104,000	-5,200	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$15,320	-766	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$390	-19	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,417	-69	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$18,352	-890	Ordinary
22-Jan-07	UBS Securities Australia Limited	Unknown	-$1,638	-82	Ordinary
22-Jan-07	UBS Securities Australia Limited	Unknown	$1,638	82	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$18,676	-911	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$11,993	-585	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$11,583	-565	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$11,202	-559	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$3,538	-176	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$30,753	-1,530	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$19,216	-956	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$8,442	-420	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,155	-56	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$12,300	-600	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,285	-160	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,458	-71	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,963	-486	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,446	-314	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$20,982	-1,022	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$164	-8	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$965	-47	Ordinary
12-Jan-07	UBS Securities Australia Limited	On market	-$72,018	-3,583	Ordinary
16-Jan-07	UBS Securities Australia Limited	On market	$18,130	887	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$5,365	-263	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$898	-44	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$5,549	-272	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,293	-63	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$370	-18	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$8,483	-414	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$5,860	-286	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,291	-63	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$8,401	-409	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$4,930	-240	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$16,432	-800	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$36,233	-1,764	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$61	-3	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$23,315	-1,144	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
17-Jan-07	UBS Securities Australia Limited	On market	-$8,090	-396	Ordinary
17-Jan-07	UBS Securities Australia Limited	On market	-$10,215	-500	Ordinary
18-Jan-07	UBS Securities Australia Limited	Off market	-$2,395	-118	Ordinary
19-Jan-07	UBS Securities Australia Limited	On market	-$22,655	-1,126	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,847	-334	Ordinary
24-Jan-07	UBS Securities Australia Limited	Unknown	$3,014	147	Ordinary
24-Jan-07	UBS Securities Australia Limited	Unknown	-$3,014	-147	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$64,530	-3,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$235,189	-10,939	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$14,314	-701	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$2,448	-120	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$61	-3	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,550	-76	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$61	-3	Ordinary
19-Jan-07	UBS Securities Australia Limited	Off market	-$19,912	-989	Ordinary
19-Jan-07	UBS Securities Australia Limited	Off market	-$19,924	-989	Ordinary
19-Jan-07	UBS Securities Australia Limited	Off market	$19,912	989	Ordinary
23-Jan-07	UBS Securities Australia Limited	Unknown	$3,422	169	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$19,649	-958	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$450,189	-20,939	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$68,929	-3,206	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$27,950	-1,300	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,500	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,301	-432	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$24,528	-1,200	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$102	-5	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$430	-21	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$12,431	-607	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,431	-314	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,518	-74	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$20,500	-1,000	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$63,325	-3,089	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$41,000	-2,000	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$410	-20	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,564	-444	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$5,361	-249	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$4,328	-201	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$25,858	-1,201	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,536	-75	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$902	-44	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,353	-66	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$12,034	-587	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,082	-443	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$80,545	-3,929	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,786	-87	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$12,523	-610	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,243	-450	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,450	-314	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$54,363	-2,525	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$161,475	-7,500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,775	-454	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$52,009	-2,537	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,615	-469	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,239	-450	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$4,291	-209	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$819	-40	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$82	-4	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$46,790	-2,297	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$4,135	-203	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$34,272	-1,680	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,775	-454	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$151,700	-7,046	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$115,099	-5,346	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$46,376	-2,154	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$100,201	-4,654	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$12,372	-600	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,475	-314	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,672	-325	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$11,608	-569	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$449	-22	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$10,200	-500	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$5,697	-279	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$471	-23	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$99,770	-4,634	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$155,268	-7,205	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$3,230	-150	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,529	-71	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$20,530	-1,000	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,426	-313	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,211	-59	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,854	-480	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$24,846	-1,212	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$12,294	-600	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$82	-4	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$102	-5	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$41	-2	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$451	-22	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$860,000	-40,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$344	-16	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$83,893	-3,902	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$53,449	-2,486	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$10,819	-528	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$47,888	-2,336	Ordinary
24-Jan-07	UBS Securities Australia Limited	Unknown	$687,125	33,542	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$22	-1	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$42,954	-1,996	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$2,799	-137	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$24,588	-1,200	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
24-Jan-07	UBS Securities Australia Limited	On market	-$34,850	-1,700	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,150	-300	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,225	-450	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$22	-1	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,226	-57	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$107,500	-5,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$41,474	-1,929	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$89,935	-4,183	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$87,312	-4,061	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$194,876	-9,064	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$10,800	-500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$57,921	-2,694	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$48,203	-2,242	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$390	-19	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$36,900	-1,800	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,109	-54	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$4,886	-238	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$2,217	-108	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$10,950	-500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$78,731	-3,595	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$15,418	-704	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,161	-53	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,599	-73	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$63,597	-2,958	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$16,119	-748	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$64,590	-3,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,193	-427	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$5,361	-249	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$10,491	-511	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$45,453	-2,214	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$102,800	-5,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$36,989	-1,689	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$28,711	-1,311	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$22,864	-1,044	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$53,786	-2,456	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$54,400	-2,484	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$145,349	-6,751	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$150,710	-7,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$5,361	-249	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$81,792	-3,799	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$18,504	-900	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,279	-450	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$1,217	-59	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$351	-17	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$719	-35	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$898	-41	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$22,294	-1,018	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,900	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$32,697	-1,493	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$6,263	-286	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
25-Jan-07	UBS Securities Australia Limited	On market	-$5,447	-253	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$58,153	-2,701	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$107,650	-5,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$990	-46	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$76,345	-3,546	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,860	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$226	-11	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$9,239	-450	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$6,426	-313	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$328	-16	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$71,482	-3,264	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$4,687	-214	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,614	-439	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$35,631	-1,627	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$6,745	-308	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$95,895	-4,454	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$65,580	-3,046	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$15,071	-700	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$161,475	-7,500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$53,394	-2,480	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$3,854	-188	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$184	-9	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$10,215	-500	Ordinary
24-Jan-07	UBS Securities Australia Limited	On market	-$11,193	-546	Ordinary
24-Jan-07	UBS Securities Australia Limited	Unknown	-$687,125	-33,542	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,505	-434	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$2,256	-103	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$43,800	-2,000	Ordinary
28-Jan-07	UBS Securities Australia Limited	Unknown	$21	1	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$16,738	784	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,895	-88	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$38,280	-1,778	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$21,530	-1,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$38,790	-1,800	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,439	-438	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$450,189	-20,939	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$87,312	-4,061	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$23,771	-1,100	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$47,366	-2,200	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$5,404	-251	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$3,586	166	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$1,401	65	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$65	3	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$151	7	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$775	36	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$10,775	-500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,301	-432	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$24,114	-1,120	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	$8,499	399	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$2,233	-104	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$156,114	-7,251	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$16,126	-749	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$157,147	-7,299	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
25-Jan-07	UBS Securities Australia Limited	On market	-$52,835	-2,454	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$108,640	-5,046	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$151	7	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,051	188	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$14,913	692	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,051	188	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$2,823	131	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$215,000	-10,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$214,936	-9,997	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$65	-3	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,269	-59	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$123,797	-5,758	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,236	-429	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$108,640	-5,046	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$52,835	-2,454	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$161,475	-7,500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$115,099	-5,346	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$29,041	1,347	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$56,108	2,594	Ordinary
29-Jan-07	UBS Securities Australia Limited	Unknown	$2,985	138	Ordinary
30-Jan-07	UBS Securities Australia Limited	Unknown	-$5,059	-231	Ordinary
30-Jan-07	UBS Securities Australia Limited	Unknown	$1,721	79	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$100,620	-4,680	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$430,000	-20,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$862,000	-40,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$44	-2	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$10,960	-500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$7,880	-366	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$69,370	-3,222	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$70,575	-3,278	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$215,300	-10,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$10,775	-500	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$32,609	1,516	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$40,482	1,882	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$20,391	948	Ordinary
31-Jan-07	UBS Securities Australia Limited	Unknown	$3,011	140	Ordinary
31-Jan-07	UBS Securities Australia Limited	Off market	$75,500	3,510	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,315	-60	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,489	-68	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$15,337	-700	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,117	-51	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$70,847	-3,235	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,228	-57	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$7,909	-367	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$86,200	-4,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$345	-16	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$10,775	-500	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$534	25	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$214,000	10,000	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,023	188	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$18,404	860	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$536	25	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$964	-44	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
25-Jan-07	UBS Securities Australia Limited	On market	-$26,292	-1,200	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$2,913	-133	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$94,499	-4,315	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$76,650	-3,500	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$38,754	-1,800	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$947	-44	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	$10,789	507	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$77,658	-3,612	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$64,780	-3,013	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,284	200	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$11,010	514	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$898	-41	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$5,061	-231	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$30,945	-1,413	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$5,103	-233	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$11,300	-516	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$16,297	-758	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$198,703	-9,242	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$114,380	-5,320	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$13,995	-650	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$2,564	-119	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$1,071	50	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$6,490	303	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$42,840	2,000	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$537	25	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$2,148	100	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,636	-440	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$42,836	-1,956	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$43,450	-1,984	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$29,565	-1,350	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,183	-54	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,030	-47	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$17,536	-800	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$20,126	-919	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$58,517	-2,672	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,767	-446	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$33,833	-1,547	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$21,880	-1,000	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$18,620	-851	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$2,757	-126	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$24,156	-1,103	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$898	-41	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$12,483	-570	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$7,665	-350	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,599	-73	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$124,064	-5,665	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$14,000	-639	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,249	-57	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$65,700	-3,000	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
25-Jan-07	UBS Securities Australia Limited	On market	-$73,737	-3,367	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$7,549	-345	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$765	-35	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$3,740	-171	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,112	-188	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$17,016	-777	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$65,700	-3,000	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$31,405	-1,434	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$16,863	-770	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$33,266	-1,519	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$2,102	-96	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$15,002	-685	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$55,714	-2,544	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$22,250	-1,016	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$32,303	-1,475	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$6,145	-281	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$3,281	-150	Ordinary
6-Feb-07	UBS Securities Australia Limited	Unknown	$5,535	251	Ordinary
6-Feb-07	UBS Securities Australia Limited	Unknown	-$5,535	-251	Ordinary
7-Feb-07	UBS Securities Australia Limited	Off market	$96,963	4,298	Ordinary
25-Jan-07	UBS Securities Australia Limited	Unknown	$21,900	1,000	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$290,723	13,617	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$12,924	600	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$1,400	65	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,308	200	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$3,833	-175	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$3,285	-150	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$3,504	-160	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,161	-53	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$7,665	-350	Ordinary
7-Feb-07	UBS Securities Australia Limited	Unknown	$5,899	261	Ordinary
12-Feb-07	UBS Securities Australia Limited	Unknown	-$68	-3	Ordinary
13-Feb-07	UBS Securities Australia Limited	Unknown	-$23	-1	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$138,500	5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$197,086	7,115	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,051	188	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$1,401	65	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$582	27	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$388	18	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$3,299	153	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$7,293	-333	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$3,088	-141	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,183	-54	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$898	-41	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$9,242	-422	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$48,475	1,750	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$55,400	2,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$40,774	1,472	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$3,562	130	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$49,011	1,792	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$8,198	379	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	-$82,281	-3,804	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30-Jan-07	UBS Securities Australia Limited	Unknown	-$1,721	-79	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$40,482	1,882	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$40,482	1,882	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$30,025	-1,371	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$63,488	-2,899	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$86,812	-3,964	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$22,688	-1,036	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$26,674	-1,218	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$274,703	10,044	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$136,500	5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$62,790	2,300	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$141,414	5,180	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$84,221	3,085	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$8,088	376	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$8,088	376	Ordinary
31-Jan-07	UBS Securities Australia Limited	Off market	$8,712	405	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$1,963	92	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$3,670	172	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$1,292	-59	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	$5,059	231	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$51,071	-2,332	Ordinary
25-Jan-07	UBS Securities Australia Limited	On market	-$58,429	-2,668	Ordinary
25-Jan-07	UBS Securities Australia Limited	Unknown	$16,184	739	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$4,040	148	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$2,725,000	-100,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$54,600	-2,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$27,300	-1,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$40,950	-1,500	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$42,680	2,000	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$42,800	2,000	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$2,143	100	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$10,651	497	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$750	35	Ordinary
25-Jan-07	UBS Securities Australia Limited	Unknown	-$16,184	-739	Ordinary
25-Jan-07	UBS Securities Australia Limited	Unknown	-$21,900	-1,000	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	-$22	-1	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$19,856	930	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$1,495	70	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$25,253	-925	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$136,500	-5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$136,500	-5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$136,500	-5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	Off market	$5,504,680	200,000	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$14,017	655	Ordinary
2-Feb-07	UBS Securities Australia Limited	Unknown	-$4,515	-211	Ordinary
2-Feb-07	UBS Securities Australia Limited	Unknown	$4,515	211	Ordinary
4-Feb-07	UBS Securities Australia Limited	Unknown	$24,096	1,126	Ordinary
4-Feb-07	UBS Securities Australia Limited	Unknown	$222,560	10,400	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$40,800	1,911	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$15,725	728	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$86,400	4,000	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$2,290	106	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$52,410	2,432	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14-Feb-07	UBS Securities Australia Limited	Unknown	-$40,541	-1,485	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$103,110	-3,709	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,561	-236	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$27,732	-989	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,206	-43	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$107,000	5,000	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$1,605	75	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$64,260	3,000	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$60,276	2,814	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$3,274	152	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$14,776	686	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$926	43	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$129	6	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$14,776	686	Ordinary
15-Feb-07	UBS Securities Australia Limited	Off market	$743,571	26,655	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28	-1	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$55,960	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$188,483	-6,746	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$237,150	-8,500	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$536	25	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$9,838	458	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$11,041	514	Ordinary
5-Feb-07	UBS Securities Australia Limited	Unknown	$1,724	80	Ordinary
5-Feb-07	UBS Securities Australia Limited	Unknown	-$1,724	-80	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$258	12	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$1,853	86	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$20,731	962	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$151	7	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$151	7	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$35,656	-1,278	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$26,273	-940	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$115,544	-4,131	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$53,928	-1,926	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$11,508	-411	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$109,350	-5,000	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$71,460	-3,266	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$13,084	-598	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,726	-216	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$6,468	300	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$1,595	74	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$65	3	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,053	188	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,053	188	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$37,100	-1,325	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$9,352	-334	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$17,849	-637	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,485	-53	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$2,830	-101	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$18,926	-865	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6-Feb-07	UBS Securities Australia Limited	On market	-$5,776	-264	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$7,811	-357	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$4,053	188	Ordinary
29-Jan-07	UBS Securities Australia Limited	On market	$17,975	831	Ordinary
29-Jan-07	UBS Securities Australia Limited	Unknown	-$2,985	-138	Ordinary
30-Jan-07	UBS Securities Australia Limited	Unknown	$5,059	231	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$39,643	1,843	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,402,500	-50,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$56,400	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$19,148	-679	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$115,197	-4,085	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,655	-236	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$5,883	-269	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$2,012	-92	Ordinary
7-Feb-07	UBS Securities Australia Limited	Unknown	-$5,899	-261	Ordinary
7-Feb-07	UBS Securities Australia Limited	Off market	-$746,985	-33,059	Ordinary
8-Feb-07	UBS Securities Australia Limited	Unknown	$678	30	Ordinary
31-Jan-07	UBS Securities Australia Limited	On market	$8,088	376	Ordinary
31-Jan-07	UBS Securities Australia Limited	Unknown	-$3,011	-140	Ordinary
1-Feb-07	UBS Securities Australia Limited	Unknown	$3,226	148	Ordinary
1-Feb-07	UBS Securities Australia Limited	Unknown	-$3,226	-148	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$2,825	132	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$125,696	-4,451	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,330	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$136,032	-4,800	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$5,668	-200	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$9,416	-332	Ordinary
9-Feb-07	UBS Securities Australia Limited	Unknown	$0	0	Ordinary
9-Feb-07	UBS Securities Australia Limited	Unknown	$150,313	6,651	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$16,620	600	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$138,500	5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$110,800	4,000	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$40,031	1,868	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$59,727	2,791	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$33,256	1,554	Ordinary
2-Feb-07	UBS Securities Australia Limited	On market	$53,500	2,500	Ordinary
4-Feb-07	UBS Securities Australia Limited	Unknown	-$111,280	-5,200	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,360	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$71,660	-2,525	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$61,017	-2,150	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,386	-225	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$14,195	-500	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$24,930	900	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$8,310	300	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$110,385	3,985	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$121,144	4,375	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$17,313	625	Ordinary
4-Feb-07	UBS Securities Australia Limited	Unknown	-$48,193	-2,252	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$535	25	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$104,860	4,900	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$878	41	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$6,447	301	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$542	-19	Ordinary

15-Feb-07	UBS Securities Australia Limited	On market	-$15,960	-560	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,698	-235	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$277,505	-9,737	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$7,496	-263	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$55,400	2,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$13,850	500	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$4,238	153	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$55,400	2,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$34,625	1,250	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$3,577	167	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$11,181	522	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$4,027	188	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$85,650	-3,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$211,418	-7,400	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$39,055	-1,367	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,590	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,590	-1,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$23,016	840	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$3,452	126	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$266,383	9,722	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$137,000	5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$41,100	1,500	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$23,562	1,100	Ordinary
5-Feb-07	UBS Securities Australia Limited	On market	$64,440	3,000	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$10,498	-480	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$51,898	-2,373	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$13,122	-600	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$21,385	-748	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,590	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$34,394	-1,203	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$16,125	-564	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$12,463	-435	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$2,079	76	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$6,838	250	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$6,838	250	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$7,877	288	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$67,649	2,478	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$3,654	-167	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$1,729	-79	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$6,564	-300	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$54,625	-2,500	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$10,368	-361	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$14,355	-500	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$29,801	-1,038	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,630	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$54,998	-1,921	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$1,362,500	-50,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$2,370,600	87,800	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$21,616	-800	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$2,349,000	-87,000	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14-Feb-07	UBS Securities Australia Limited	On market	-$675,250	-25,000	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$4,113	-188	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$5,470	-250	Ordinary
6-Feb-07	UBS Securities Australia Limited	On market	-$83,412	-3,814	Ordinary
7-Feb-07	UBS Securities Australia Limited	On market	-$85,240	-3,775	Ordinary
7-Feb-07	UBS Securities Australia Limited	On market	-$11,809	-523	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$115,751	-4,060	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$57,160	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$26,837	-940	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$115,913	-4,060	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	-$6,202	-219	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$2,678,372	-99,383	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$9,948	-369	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$55,091	-2,018	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$27,300	-1,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$2,090,006	-76,557	Ordinary
7-Feb-07	UBS Securities Australia Limited	Off market	$747,077	33,059	Ordinary
8-Feb-07	UBS Securities Australia Limited	Unknown	-$678	-30	Ordinary
9-Feb-07	UBS Securities Australia Limited	Unknown	$0	0	Ordinary
9-Feb-07	UBS Securities Australia Limited	Unknown	-$150,313	-6,651	Ordinary
12-Feb-07	UBS Securities Australia Limited	Unknown	$68	3	Ordinary
15-Feb-07	UBS Securities Australia Limited	EA_Early	$49,529	3,084	Ordinary
15-Feb-07	UBS Securities Australia Limited	EA_Early	$1,000,244	51,400	Ordinary
15-Feb-07	UBS Securities Australia Limited	EA_Early	-$21,506	-1,028	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	-340,871	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	1,726	Ordinary
14-Feb-07	UBS Securities Australia Limited	Unknown	$40,541	1,485	Ordinary
14-Feb-07	UBS Securities Australia Limited	Off market	-$50,647	-1,864	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28	-1	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$107,490	-3,861	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$209,100	-7,500	Ordinary
13-Feb-07	UBS Securities Australia Limited	Unknown	$23	1	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$2,770	100	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$27,977	1,010	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$69,250	2,500	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$49,583	1,790	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	435	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	284	Ordinary
16-Feb-07	UBS Securities Australia Limited	Unknown	$28	1	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$3,488	-126	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$886	-32	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$557,600	-20,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$42,705	-1,529	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$116,338	-4,149	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$44,499	-1,587	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$53,641	-1,913	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$218,415	7,885	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$410,376	14,815	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$2,770	100	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$41,550	1,500	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$232,680	8,400	Ordinary
16-Feb-07	UBS Securities Australia Limited	Unknown	-$2,051	-74	Ordinary
16-Feb-07	UBS Securities Australia Limited	Unknown	$2,051	74	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19-Feb-07	UBS Securities Australia Limited	On market	-$5,865	-209	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$212,496	-7,600	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$85,001	-3,039	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$4,889	-174	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$981	-35	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$168	-6	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$110,113	-3,927	Ordinary
15-Feb-07	UBS Securities Australia Limited	Off market	-$743,571	-26,655	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$7,701	278	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$19,999	722	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$277,000	10,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$218,138	7,875	Ordinary
14-Feb-07	UBS Securities Australia Limited	Off market	$895,484	32,682	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$8,064	-288	Ordinary
20-Feb-07	UBS Securities Australia Limited	Unknown	-$2,157	-78	Ordinary
20-Feb-07	UBS Securities Australia Limited	Unknown	$2,157	78	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$4,396	-157	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$18,150	-648	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$52,985	-1,893	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$115,420	-4,131	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,904	-68	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$12,978	-464	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$9,426	-337	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$62,905	2,300	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$901	33	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$67,895	2,487	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$136,500	5,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$136,500	5,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$70,025	-2,500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$41,880	-1,500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$84,090	-3,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$56,638	-2,012	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$39,410	-1,400	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$728	-26	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$115,751	-4,131	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$109,501	-3,883	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$4,236	-150	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,414,500	-50,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	$117,090	4,289	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$540,000	-20,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	On market	-$6,686	-248	Ordinary
14-Feb-07	UBS Securities Australia Limited	Off market	-$5,504,680	-200,000	Ordinary
14-Feb-07	UBS Securities Australia Limited	Unknown	$27	1	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$64,814	-2,300	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$68,630	-2,438	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$8,811	-313	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$7,798	-277	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$13,456	-478	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$110,487	-3,900	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$2,833	-100	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$56,680	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$70,900	-2,500	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$19,058	-672	Ordinary

[illegible]	[illegible] changed	[illegible] Change	[illegible]	[illegible] securities	[illegible]
15-Feb-07	UBS Securities Australia Limited	On market	-$2,772,000	-100,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$10,362	-371	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$73,470	-2,639	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,529	-55	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$16,758	-600	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$7,798	-277	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$14,075	-500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,616	-341	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$55,439	-1,968	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,352	-332	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$127,755	-4,500	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$117,734	-4,131	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$10,674	-374	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,612	-232	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$18,571	-650	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$18,472	-659	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$107,663	-3,841	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$107,982	-3,851	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$26,367	-940	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$110,152	-3,927	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$11,626	-413	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$140,750	-5,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$103,676	-3,683	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$27,587	-980	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$5,640	-200	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,570	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$3,343	-117	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$57,180	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$14,295	-500	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$15,696	-549	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$3,731	-133	Ordinary
15-Feb-07	UBS Securities Australia Limited	Off market	$743,571	26,655	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$105,289	-3,763	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,603	-236	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$17,522	-626	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$14,664	-520	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$60,122	-2,132	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$140,900	-5,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$98,560	-3,500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$14,090	-500	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$139,740	-4,886	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$116,316	-4,067	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$2,030	-71	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$117,137	-4,080	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$57,380	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$7,809	-279	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$20,769	-742	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$109,917	-3,927	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$924	-33	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$83,700	-3,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$14,935	-530	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,860	-66	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$13,921	-494	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
21-Feb-07	UBS Securities Australia Limited	On market	-$235,359	-8,352	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,818	-100	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$113,736	-3,974	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$85,860	-3,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$10,543	-368	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$80,881	-2,830	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$141,750	-5,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$83,700	-3,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$113,477	-4,060	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$11,480	-410	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$6,613	-236	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$11,488	-410	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,832	-65	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$80,398	-2,853	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$39,424	-1,400	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,028	-72	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$179,302	-6,365	Ordinary
15-Feb-07	UBS Securities Australia Limited	EA_Early	-$99,058	-6,168	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	747	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	710	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	-47,549	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$28	-1	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,200	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$56,400	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$101,999	-3,617	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$11,268	-399	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,417,000	-50,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$63,270	-2,246	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,028	-72	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$4,986	-177	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$42,240	-1,500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$15,460	-549	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$7,217	-261	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$415	-15	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$221	-8	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$221	-8	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	$812	29	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$56,680	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,340	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$14,067	-496	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$2,838	-100	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,568	-55	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$10,057	-357	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,056	-73	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$42,240	-1,500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$37,509	-1,332	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$31,009	-1,100	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$7,493	-268	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$16,580	-593	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$15,070	-539	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$8,848	-316	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$19,152	-684	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$117,734	-4,131	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
15-Feb-07	UBS Securities Australia Limited	On market	-$7,496	-263	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$85,530	-3,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$110,937	-3,883	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$16,656	-583	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$269,141	-9,544	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,221	-327	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$97,036	-3,441	Ordinary
21-Feb-07	UBS Securities Australia Limited	Unknown	$3,469	123	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$15,020	-530	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$28,000	-1,000	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$6,102	-218	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$45,869	-1,637	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$168,000	-6,000	Ordinary
19-Feb-07	UBS Securities Australia Limited	Off market	$28,010	1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,590	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$28,590	-1,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$10,092	-353	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,687	-59	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$1,920	-67	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$53,846	-1,900	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$19,831	-700	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$2,832	100	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$4,229	150	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$4,236	-150	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$17,985	-643	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$8,671	-310	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$27,970	-1,000	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$31,981	-1,143	Ordinary
19-Feb-07	UBS Securities Australia Limited	Unknown	-$1,764	-63	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$109,157	-3,810	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$2,349	-82	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$17,362	-606	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$89,922	-3,131	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$118,601	-4,131	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$28	-1	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$32,945	-1,172	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,867	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$61,501	-2,191	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$7,043	250	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$254,884	-9,103	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$51,604	-1,843	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,045	-73	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$26,497	-946	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$13,752	-488	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$7,206	-251	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$59,522	-2,079	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$744	-26	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$97,858	-3,424	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$45,042	-1,576	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$24,885	-900	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$6,581	-238	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$10,549	-380	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$2,820	-100	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
22-Feb-07	UBS Securities Australia Limited	On market	-$56,300	-2,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,370	-84	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$10,526	-373	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$6,660	-236	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,818	-100	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$56,300	-2,000	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$26,799	-940	Ordinary
15-Feb-07	UBS Securities Australia Limited	On market	-$4,859	-170	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$6,202	219	Ordinary
15-Feb-07	UBS Securities Australia Limited	EA_Early	-$770,332	-35,980	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$28	-1	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$1,663	59	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$9,867	350	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$4,230	150	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$4,120	-146	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$49,410	-1,754	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$7,009	-249	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$56,300	-2,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$8,445	-300	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$36,006	-1,280	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,002	-320	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	72,222	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	739	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	481	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	186,111	Ordinary
15-Feb-07	UBS Securities Australia Limited	Unknown	$0	871	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$23,507	-833	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$31,494	-1,116	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$2,820	100	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,900	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$45,168	-1,600	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$127,294	-4,522	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,571	-340	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$55,399	-1,968	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$55,315	-1,965	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$76,901	-2,727	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$15,385	-556	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$28	-1	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$3,540	-128	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$11,949	-432	Ordinary
16-Feb-07	UBS Securities Australia Limited	On market	-$11,060	-400	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$23,979	-850	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$1,128	-40	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$1,298	-46	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,556	-126	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$14,341	-508	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,820	-100	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,228	-79	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$21,094	-748	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,083	-74	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,430	-335	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$11,448	-408	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$31,993	-1,143	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19-Feb-07	UBS Securities Australia Limited	On market	-$17,886	-639	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$56,000	-2,000	Ordinary
19-Feb-07	UBS Securities Australia Limited	Off market	-$28,010	-1,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,900	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	Off market	-$2,821,000	-100,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$2,709	-96	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,473	-194	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$7,758	-275	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$13,934	-495	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,083	-74	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$111,080	-3,946	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$4,230	-150	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$11,224	-398	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$3,021	-108	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$38,584	-1,379	Ordinary
19-Feb-07	UBS Securities Australia Limited	On market	-$41,354	-1,478	Ordinary
19-Feb-07	UBS Securities Australia Limited	Unknown	$1,764	63	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$165,116	-5,897	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,244	-115	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$2,653	-94	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,898	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$47,003	-1,665	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,898	-209	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,889	-67	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,616	-341	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$198,641	-7,044	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$13,752	-488	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$12,174	-432	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$11,848	-423	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$11,484	-410	Ordinary
21-Feb-07	UBS Securities Australia Limited	Unknown	$3,129,532	111,769	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$53,181	-1,900	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,120	-40	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,132	-111	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$50,796	-1,800	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$706,250	-25,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$135,488	-4,808	Ordinary
22-Feb-07	UBS Securities Australia Limited	Off market	-$1,124,796	-40,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$27,842	-988	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$15,381	-546	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$14,705	-522	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,816	-100	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$12,085	-429	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,465	-88	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$42,015	-1,500	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$140,350	-5,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,626	-341	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$16,063	-569	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$3,158	-112	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	-$9,429,911	-334,394	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	$40,239	1,433	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	$5,862	209	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$56,360	-2,000	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
21-Feb-07	UBS Securities Australia Limited	On market	-$2,030	-72	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,391	-333	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$28,200	-1,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$6,683	-237	Ordinary
21-Feb-07	UBS Securities Australia Limited	Unknown	-$3,469	-123	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,428	-86	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$113,033	-4,004	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$10,526	-373	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$6,660	-236	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$22,322	-791	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$53,656	-1,900	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$5,660	-200	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$1,811	-64	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$3,847	-136	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$70,359	-2,495	Ordinary
21-Feb-07	UBS Securities Australia Limited	Off market	$893,916	31,769	Ordinary
21-Feb-07	UBS Securities Australia Limited	Off market	-$893,916	-31,769	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$49,595	-1,750	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$413,056	-14,575	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$49,595	-1,750	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$138,730	-4,916	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,111	-75	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$44,843	-1,593	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$7,798	-277	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,477	-88	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$135,840	-4,800	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$42,900	-1,500	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$121,458	-4,232	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	$1,133,312	40,000	Ordinary
26-Feb-07	UBS Securities Australia Limited	On market	-$113	-4	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$4,251	-150	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$99,050	-3,500	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,900	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,900	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$220,272	-7,800	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,571	-340	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$2,256	-80	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$9,616	-341	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$49,406	-1,752	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$108,062	-3,832	Ordinary
26-Feb-07	UBS Securities Australia Limited	Unknown	$1,917	68	Ordinary
26-Feb-07	UBS Securities Australia Limited	Unknown	$68,953	2,446	Ordinary
27-Feb-07	UBS Securities Australia Limited	On market	-$52,685	-1,861	Ordinary
27-Feb-07	UBS Securities Australia Limited	Unknown	$1,435	51	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$56,000	-2,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$4,236	150	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$1,412	-50	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,578	-127	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$6,718	-242	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$60,918	-2,200	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$95,710	-3,400	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$15,679	-556	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$12,126	-430	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
21-Feb-07	UBS Securities Australia Limited	On market	-$141,000	-5,000	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$15,425	-547	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$336	-12	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$2,547	-91	Ordinary
27-Feb-07	UBS Securities Australia Limited	Off market	-$1,916	-68	Ordinary
28-Feb-07	UBS Securities Australia Limited	Unknown	$3,069	112	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$1,577	58	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$28,881	-1,030	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$42,089	-1,492	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$9,870	350	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$141,000	-5,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$5,634	200	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$8,438	-299	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$67,135	-2,379	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$13,254	-470	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$226,539	-8,039	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$12,540	-445	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$17,027	626	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$52,632	1,935	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$13,627	501	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$136,000	5,000	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$56	2	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$70,450	-2,500	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$6,436	-228	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$23,979	850	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$14,821	-525	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,860	-66	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,409	-50	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$50,688	-1,800	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$1,408	-50	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$235,696	-8,358	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$28,531	1,047	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$4,524	166	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$1,413	52	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$1,552	-55	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$254	-9	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,357	-119	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$37,674	-1,335	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$2,822	-100	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$12,859	-456	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$310	-11	Ordinary
21-Feb-07	UBS Securities Australia Limited	On market	-$11,280	-400	Ordinary
21-Feb-07	UBS Securities Australia Limited	Off market	$21,135	750	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$2,012	-71	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,681	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$103,447	3,806	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$3,394	125	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$28,426	1,047	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$54,100	2,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$8,469	300	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
22-Feb-07	UBS Securities Australia Limited	On market	-$254	-9	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,221	-185	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$6,401	227	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$47,889	-1,700	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$8,474	-299	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$24,798	-875	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$4,690	-166	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,894	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,636	-200	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$1,623	60	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$8,061	298	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$184	7	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$1,683	64	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$1,970	75	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$8,466	300	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$24,013	-850	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$14,040	497	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$44,268	-1,567	Ordinary
22-Feb-07	UBS Securities Australia Limited	Unknown	-$21,244	-752	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$4,873	-173	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$16,944	-600	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$39,536	-1,400	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$2,807	-100	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$8,427	300	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,490	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$49,388	1,880	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	-$108,680	-4,000	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	-$1,740	-64	Ordinary
2-Mar-07	UBS Securities Australia Limited	Unknown	$2,215,668	105,508	Ordinary
22-Feb-07	UBS Securities Australia Limited	EA_Assign	-$88,038	-4,112	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$2,256	-80	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$117,058	-4,151	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$78,820	-2,800	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$61,908	-2,200	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$279,180	-9,900	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$9,994	-360	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$7,773	-280	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$8,364	300	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$24,395	-870	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$120,060	4,500	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$58,776	2,203	Ordinary
2-Mar-07	UBS Securities Australia Limited	Unknown	$0	0	Ordinary
2-Mar-07	UBS Securities Australia Limited	Unknown	$0	0	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$53,561	-1,900	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$59,619	-2,100	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$31,570	-1,100	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	-$1,133,312	-40,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	-$141,000	-5,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$78,736	-2,800	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$2,804	100	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$81,316	-2,900	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,612	-200	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$84,450	-3,000	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
26-Feb-07	UBS Securities Australia Limited	On market	$44,913	1,582	Ordinary
26-Feb-07	UBS Securities Australia Limited	On market	-$2,142	-76	Ordinary
26-Feb-07	UBS Securities Australia Limited	On market	-$66,698	-2,366	Ordinary
26-Feb-07	UBS Securities Australia Limited	Unknown	-$1,917	-68	Ordinary
27-Feb-07	UBS Securities Australia Limited	Unknown	$10,080	360	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$226	-8	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$141,100	-5,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$4,261	-151	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$27,722	-982	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$54,925	-1,947	Ordinary
27-Feb-07	UBS Securities Australia Limited	Unknown	-$1,435	-51	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$403,500	-15,000	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$4,704	-168	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$24,248	-866	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$5,936	-212	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,131	-111	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$1,552	-55	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$7,504	-266	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,219	-185	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,900	-209	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$277,353	-9,909	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$279,900	-10,000	Ordinary
26-Feb-07	UBS Securities Australia Limited	Off market	-$141,500	-5,000	Ordinary
27-Feb-07	UBS Securities Australia Limited	Off market	-$655,798	-23,280	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$24,480	900	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$12,873	-456	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,900	-209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$5,646	-200	Ordinary
22-Feb-07	UBS Securities Australia Limited	Off market	$1,410,500	50,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$84,660	-3,000	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,685	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,685	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,685	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$136,000	5,000	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,685	209	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,131	-111	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$1,750	-62	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$3,838	-136	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$282,200	-10,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	$2,059	73	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
22-Feb-07	UBS Securities Australia Limited	Off market	-$423,150	-15,000	Ordinary
22-Feb-07	UBS Securities Australia Limited	On market	-$6,130	-217	Ordinary
22-Feb-07	UBS Securities Australia Limited	Unknown	$21,244	752	Ordinary
22-Feb-07	UBS Securities Australia Limited	Off market	$1,124,796	40,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$15,566	-552	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$191	7	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$25,359	933	Ordinary

1-Mar-07	UBS Securities Australia Limited	On market	$5,674	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,674	209	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$1,748	-62	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$1,213	-43	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	$1,410,000	50,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	$3,930,911	139,394	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	$22,380	797	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$21,666	798	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$133,364	4,923	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$2,086	77	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,653	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$3,760	139	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	$1,966	70	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	-$120,744	-4,300	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	$5,862	209	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$56,580	-2,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$91,356	-3,227	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$12,555	465	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$210,400	8,000	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,490	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,490	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	Unknown	$3,949	149	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$3,227	-114	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$56,360	-2,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$28,180	-1,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$24,573	-872	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$789	-28	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$1,450	-57	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$17,808	-700	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	-$11,687	-430	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$66,700	2,500	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$614	23	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$7,524	282	Ordinary
2-Mar-07	UBS Securities Australia Limited	Off market	-$265,000	-10,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$19,148	-679	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$23,293	-826	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$1,752	-61	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	-$52,435	-1,827	Ordinary
23-Feb-07	UBS Securities Australia Limited	On market	$3,387	118	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$6,284	-247	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$18,418	-728	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$17,075	683	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$3,150	126	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$4,168	167	Ordinary
23-Feb-07	UBS Securities Australia Limited	Unknown	$1,751	61	Ordinary
23-Feb-07	UBS Securities Australia Limited	Unknown	-$1,751	-61	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	$141,000	5,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	Off market	-$141,000	-5,000	Ordinary
23-Feb-07	UBS Securities Australia Limited	Unknown	-$457,712	-16,111	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$3,195	128	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$18,942	758	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$74,970	3,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	Unknown	$7,047	282	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6-Mar-07	UBS Securities Australia Limited	On market	-$124,460	-4,900	Ordinary
27-Feb-07	UBS Securities Australia Limited	On market	-$36,803	-1,300	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$134,850	-5,000	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$13,912	-517	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$673	-25	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$45,209	-1,680	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$50,278	-1,981	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$28,092	-1,106	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$31,394	-1,236	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$772	-30	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$2,572	-100	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$8,288	-296	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$12,488	-446	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$23,548	-841	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$2,268	-81	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$660,800	-23,600	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$25,720	-1,000	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$694	-27	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$25,720	-1,000	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$206	-8	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$236,457	-9,215	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$336	-12	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$13,048	-466	Ordinary
28-Feb-07	UBS Securities Australia Limited	On market	-$27,990	-1,000	Ordinary
27-Feb-07	UBS Securities Australia Limited	Off market	-$3,972	-141	Ordinary
28-Feb-07	UBS Securities Australia Limited	Unknown	-$3,069	-112	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$26,723	-1,039	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$8,860	-345	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$10,041	-391	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$128,400	-5,000	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$26,300	-1,000	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$19,965	734	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$10,880	400	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,695	209	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$310,603	-11,810	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$68,643	-2,610	Ordinary
6-Mar-07	UBS Securities Australia Limited	Off market	-$39,208	-1,525	Ordinary
6-Mar-07	UBS Securities Australia Limited	Off market	-$15,762	-600	Ordinary
6-Mar-07	UBS Securities Australia Limited	Unknown	$6,417	244	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$7,685	282	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,674	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,674	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$13,575	500	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$135,750	5,000	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$3,747	-139	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$6,671	-249	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$2,974	-111	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$7,555	-282	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$12,082	-451	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$45,992	1,694	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$32,135	1,188	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1-Mar-07	UBS Securities Australia Limited	On market	$13,525	500	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$10,739	397	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,653	209	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$5,662	-210	Ordinary
7-Mar-07	UBS Securities Australia Limited	Off market	-$403,500	-15,000	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$34,455	-1,278	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$10,595	-393	Ordinary
7-Mar-07	UBS Securities Australia Limited	Unknown	-$2,661	-99	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$122,445	4,535	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$31,512	1,200	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$129,817	4,936	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,490	209	Ordinary
1-Mar-07	UBS Securities Australia Limited	On market	$5,490	209	Ordinary
8-Mar-07	UBS Securities Australia Limited	On market	$1,838	69	Ordinary
8-Mar-07	UBS Securities Australia Limited	On market	$4,635	174	Ordinary
8-Mar-07	UBS Securities Australia Limited	On market	$75,646	2,873	Ordinary
8-Mar-07	UBS Securities Australia Limited	On market	$8,557	325	Ordinary
9-Mar-07	UBS Securities Australia Limited	Unknown	$2,144	80	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$153,660	-6,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$127,800	-5,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$42,205	-1,659	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$6,882	-272	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$126,500	-5,000	Ordinary
1-Mar-07	UBS Securities Australia Limited	Unknown	-$3,949	-149	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	-$4,103	-151	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	-$625	-23	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	-$9,024	-332	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$12,593	472	Ordinary
12-Mar-07	UBS Securities Australia Limited	Unknown	$1,823	67	Ordinary
12-Mar-07	UBS Securities Australia Limited	Unknown	-$1,823	-67	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$1,960	-71	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$72,974	-2,644	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$2,622	-95	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$84,025	3,361	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$67,500	2,700	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$10,800	432	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$6,100	244	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$1,325	53	Ordinary
2-Mar-07	UBS Securities Australia Limited	On market	$534	20	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$1,932	-70	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$25,821	970	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$3,918	147	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$6,703	252	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$3,059	115	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$1,450	58	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$47,525	1,901	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$120,000	4,800	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$313,300	12,537	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$39,084	1,564	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$53,200	2,000	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$10,600	400	Ordinary
14-Mar-07	UBS Securities Australia Limited	Off market	$265,437	10,000	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$1,569	-58	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
15-Mar-07	UBS Securities Australia Limited	On market	-$514	-19	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$4,198	168	Ordinary
5-Mar-07	UBS Securities Australia Limited	Unknown	-$7,047	-282	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$96,037	-3,781	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$8,306	-327	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$1,955	-76	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$1,542	-57	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$676	-25	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$757	-28	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$53,559	-1,980	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$731	-27	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$23,045	-896	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$37,808	-1,470	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$93,261	-3,626	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$25,680	-1,000	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$116,099	-4,521	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$1,382	-51	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$14,114	-521	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$433	-16	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$8,940	-330	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$16,389	-605	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$109,750	-4,173	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$16,490	-627	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$24,643	-937	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$52,600	-2,000	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$91,340	-3,473	Ordinary
15-Mar-07	UBS Securities Australia Limited	On market	-$14,764	-545	Ordinary
15-Mar-07	UBS Securities Australia Limited	Off market	$12,195	453	Ordinary
15-Mar-07	UBS Securities Australia Limited	Unknown	$1,804	67	Ordinary
15-Mar-07	UBS Securities Australia Limited	Unknown	-$1,804	-67	Ordinary
16-Mar-07	UBS Securities Australia Limited	On market	-$2,119	-79	Ordinary
6-Mar-07	UBS Securities Australia Limited	Off market	-$5,399	-210	Ordinary
6-Mar-07	UBS Securities Australia Limited	Off market	-$641,000	-25,000	Ordinary
6-Mar-07	UBS Securities Australia Limited	Off market	-$228,129	-8,684	Ordinary
6-Mar-07	UBS Securities Australia Limited	Off market	-$5,502	-214	Ordinary
6-Mar-07	UBS Securities Australia Limited	Unknown	-$6,417	-244	Ordinary
16-Mar-07	UBS Securities Australia Limited	On market	-$1,073	-40	Ordinary
16-Mar-07	UBS Securities Australia Limited	On market	-$753	-28	Ordinary
16-Mar-07	UBS Securities Australia Limited	Off market	$18,830	700	Ordinary
16-Mar-07	UBS Securities Australia Limited	Off market	$56,382	2,096	Ordinary
16-Mar-07	UBS Securities Australia Limited	Off market	$77,929	2,897	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$402	-15	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$12,163	-454	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$22,530	-841	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$2,036	-76	Ordinary
7-Mar-07	UBS Securities Australia Limited	Off market	-$538,000	-20,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$788,346	30,663	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$82,650	-3,000	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$16,530	-600	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$136,279	-4,952	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$136,279	-4,952	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$136,279	-4,952	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	-$4,044	-150	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7-Mar-07	UBS Securities Australia Limited	On market	-$12,941	-480	Ordinary
7-Mar-07	UBS Securities Australia Limited	On market	$46,032,108	1,712,504	Ordinary
7-Mar-07	UBS Securities Australia Limited	Unknown	$2,661	99	Ordinary
8-Mar-07	UBS Securities Australia Limited	On market	-$1,118	-42	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$50,880	-2,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$127,200	-5,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$25,300	-1,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	-$75,210	-3,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$900	36	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$1,321	-48	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$111,043	-4,035	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$136,637	-4,965	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$1,239	-45	Ordinary
19-Mar-07	UBS Securities Australia Limited	On market	-$27,530	-1,000	Ordinary
8-Mar-07	UBS Securities Australia Limited	On market	$10,216	388	Ordinary
8-Mar-07	UBS Securities Australia Limited	Unknown	$2,422	92	Ordinary
12-Mar-07	UBS Securities Australia Limited	On market	-$86,963	-3,196	Ordinary
12-Mar-07	UBS Securities Australia Limited	On market	-$457,019	-16,796	Ordinary
12-Mar-07	UBS Securities Australia Limited	Off market	-$551,350	-20,126	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$95,000	3,800	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$9,925	397	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$25,000	1,000	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$5,225	209	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$2,646	106	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$10,211	-375	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$46,032	-1,688	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$5,454	-200	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$84,837	-3,111	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$16,506	-600	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$138,350	-5,000	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$938	-34	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$82,800	-3,000	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$2,926	-106	Ordinary
13-Mar-07	UBS Securities Australia Limited	On market	-$27,048	-980	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$1,248	50	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$37,500	1,500	Ordinary
5-Mar-07	UBS Securities Australia Limited	On market	$5,541	222	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$13,172	-519	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$11,176	-440	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$21,635	-787	Ordinary
19-Mar-07	UBS Securities Australia Limited	Off market	-$17,221	-626	Ordinary
19-Mar-07	UBS Securities Australia Limited	Unknown	$2,497	91	Ordinary
13-Mar-07	UBS Securities Australia Limited	Unknown	$1,348	49	Ordinary
13-Mar-07	UBS Securities Australia Limited	Unknown	-$1,348	-49	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$266	10	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$1,331	50	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$4,206	158	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$81,534	-3,210	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$28,446	-1,106	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$4,141	-161	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$45,859	-1,783	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$68,878	-2,678	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$293	11	Ordinary

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14-Mar-07	UBS Securities Australia Limited	On market	$293	11	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$3,378	127	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$26,600	1,000	Ordinary
14-Mar-07	UBS Securities Australia Limited	On market	$194,113	7,325	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$20,015	-780	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$128	-5	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$15,434	-601	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$80,687	-3,142	Ordinary
6-Mar-07	UBS Securities Australia Limited	On market	-$362,204	-13,772	Ordinary

19-Dec-06	UBS Global Asset Management (Australia) Ltd	On market	-$326,420	-15,873	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$248,871	-11,303	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$506,682	-23,129	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	16,062	Ordinary
15-Nov-06	UBS Global Asset Management (Australia) Ltd	inspecie	-$2,695,212	-137,581	Ordinary
16-Nov-06	UBS Global Asset Management (Australia) Ltd	inspecie	-$2,695,212	-137,581	Ordinary
16-Nov-06	UBS Global Asset Management (Australia) Ltd	Inspecie	$2,695,212	137,581	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$191,293	-8,688	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$387,378	-17,683	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	12,867	Ordinary
11-Dec-06	UBS Global Asset Management (Australia) Ltd	Inspecie	-$208,291	-10,911	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$178,122	-8,119	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$1,682,623	-76,420	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$3,281,945	-149,814	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	100,092	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	1	Ordinary
18-Jan-07	UBS Global Asset Management (Australia) Ltd	On market	-$49,762	-2,468	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$38,069	-1,729	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$77,462	-3,536	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	2,400	Ordinary
19-Mar-07	UBS Global Asset Management (Australia) Ltd	On market	-$42,478	-1,545	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$49,849	-2,264	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$97,880	-4,468	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	4,118	Ordinary
16-Mar-07	UBS Global Asset Management (Australia) Ltd	On market	-$29,839	-1,104	Ordinary
29-Jan-07	UBS Global Asset Management (Australia) Ltd	On market	-$1,662	-77	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$8,851	-402	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$17,547	-801	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	635	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$92,366	-4,195	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$180,600	-8,244	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	6,259	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$14,312	-650	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$27,581	-1,259	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	1,246	Ordinary
07-Mar-07	UBS Global Asset Management (Australia) Ltd	On market	-$6,946	-259	Ordinary
12-Dec-06	UBS Global Asset Management (Australia) Ltd	On market	-$40,054	-2,091	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$26,400	-1,199	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$52,730	-2,407	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	1,953	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$4,646	-211	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$9,442	-431	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	237	Ordinary
01-Mar-07	UBS Global Asset Management (Australia) Ltd	On market	-$1,516	-57	Ordinary
10-Nov-06	UBS Global Asset Management (Australia) Ltd	On market	$31,253	1,611	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$80,652	-3,663	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$158,233	-7,223	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	6,706	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$11,890	-540	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$23,265	-1,062	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	901	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$109,870	-4,990	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$214,928	-9,811	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	7,437	Ordinary
10-Nov-06	UBS Global Asset Management (Australia) Ltd	On market	-$31,253	-1,611	Ordinary
06-Dec-06	UBS Global Asset Management (Australia) Ltd	On market	-$48,411	-2,547	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$24,330	-1,105	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$48,896	-2,232	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	1,388	Ordinary
01-Mar-07	UBS Global Asset Management (Australia) Ltd	On market	-$26,218	-986	Ordinary
01-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$41,856	-1,901	Ordinary
06-Feb-07	UBS Global Asset Management (Australia) Ltd	On market	-$82,632	-3,772	Ordinary
20-Feb-07	UBS Global Asset Management (Australia) Ltd	Inspecie	$0	2,679	Ordinary
08-Mar-07	UBS Global Asset Management (Australia) Ltd	On market	$99,005	3,710	Ordinary

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 JUN 19 A 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/03/2007

TIME: 16:29:20

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Section 708A Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

19 March 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Notice under Section 708A of the Corporations Act 2001

On 8 February 2007, WorleyParsons Limited announced the acquisition of The Colt Companies ("Colt"). Subject to completion of this acquisition, WorleyParsons announced it would issue exchangeable shares to the Colt vendors. The terms and conditions attaching to the exchangeable shares were set out in detail in the Prospectus dated 14 February 2007.

The acquisition of The Colt Companies was completed on 10 March 2007 (AEDT). A total of 12,306,499 exchangeable shares were issued to the Colt vendors.

The Company gives notice under Section 708A(5)(e) of the Corporations Act 2001 (Cth) ("the Act") that:

1. the Company issued the exchangeable shares without disclosure to investors under Part 6D.2 of the Act;
2. as at the date of this notice, the Company has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to the Company; and
   b. section 674 of the Act; and
3. as at the date of this notice, there is no information to be disclosed which is excluded information (as defined in Section 708A(7) of the Act).

An Appendix 3B in relation to the issue of the exchangeable shares was issued on 15 March 2007.

WORLEYPARSONS LIMITED

Sharon Sills
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/03/2007

TIME: 14:10:26

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**ABN 17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Larry Max Benke**
Date of appointment	**Effective 10 March 2007**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Benke Engineering Consultants Ltd **Indirect interest**	**1,177,475 exchangeable shares in WorleyParsons Canada SPV Limited, a corporation existing under the laws of Canada and a related body corporate of WorleyParsons Limited. The rights, privileges, restrictions and conditions of the exchangeable shares are set out in detail in section 9.1.2 of the WorleyParsons Prospectus dated 14 February 2007.**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

WorleyParsons
resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

15 March 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3B

Please see attached an amended Appendix 3B in relation to the renounceable entitlement offer. The amended Appendix 3B replaces the Appendix 3B issued on 20 February 2007 in respect of the entitlement offer.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A total of 22,857,455 shares issued and to be issued as part of an entitlement offer by way of a prospectus lodged with ASIC on 14 February 2007 (replacing "approximately 22,852,479" referred to in Appendix 3B lodged on 20 February 2007).**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares.** **The shares are more fully described in section 9.11 of the prospectus lodged with ASIC on 14 February 2007.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes. The ordinary shares issued as part of the entitlement offer will rank equally with all existing ordinary shares in all respects from the date of allotment.**
5	Issue price or consideration	**$21.00 per new ordinary share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The proceeds of the issue will be used to fund WorleyParsons' acquisition of The Colt Companies, a Canadian engineering and project services partnership, as disclosed in the prospectus lodged with ASIC on 14 February 2007.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**The initial allotment of shares under the entitlement offer occurred on 21 February 2007. The final allotment of shares under the entitlement offer will occur on 15 March 2007.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**There will be 228,529,763 fully paid ordinary shares on issue after all the shares to be issued in the entitlement offer (replacing "approximately 228,524,787 referred to in Appendix 3B lodged on 20 February 2007).**	**Fully paid ordinary shares.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**3,066,942** **12,306,499**	**Performance Rights** **Exchangeable Shares**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends may be declared by the directors out of profits. For more details in relation to dividends payable on Exchangeable Shares, refer to section 9.1 of the prospectus lodged with ASIC on 14 February 2007.** **Until vested and exercised, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**No**
12	Is the issue renounceable or non-renounceable?	**Renounceable**
13	Ratio in which the +securities will be offered	**1 new ordinary share for every 9 existing ordinary shares held.**
14	+Class of +securities to which the offer relates	**Fully paid ordinary shares**
15	+Record date to determine entitlements	**14 February 2007**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**Yes**
17	Policy for deciding entitlements in relation to fractions	**Fractional entitlements rounded up to the nearest whole number.**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**All countries except Australia and New Zealand.**

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	**The institutional part of the entitlement offer closed on 9 February 2007 (and shares were allotted on 21 February 2007).** **The retail part of the entitlement offer closed on 2 March 2007 (and shares will be allotted on 15 March 2007).**
20	Names of any underwriters	**Fully underwritten by UBS AG, Australia Branch (ABN 47 088 129 613).**
21	Amount of any underwriting fee or commission	**Subject to the underwriter having performed its obligations under the underwriting agreement, WorleyParsons Limited will pay to the underwriter a base fee of 1.75% of the gross proceeds and an incentive fee of 0.5% of the gross proceeds (the latter payable at WorleyParsons Limited's discretion).**
22	Names of any brokers to the issue	**None.**
23	Fee or commission payable to the broker to the issue	**Not applicable.**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**None.**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**Not applicable.**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**Monday 19 February 2007.**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**Not applicable.**
28	Date rights trading will begin (if applicable)	**Not applicable.**
29	Date rights trading will end (if applicable)	**Not applicable.**

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	**Not applicable.**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**Not applicable.**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**Not applicable.**
33	+Despatch date	**Initial allotment – 21 February 2007** **Final allotment - 15 March 2007**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Company Secretary)   Date: 15 March 2007

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/03/2007

TIME: 09:09:04

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: WorleyParsons Limited (WOR)

ACN/ARSN: 096 090 158

1. Details of substantial holder(1)

Name: Peter Fletcher Meurs

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 7/3/07

The previous notice was given to the company on: 8/10/04

The previous notice was dated: 8/10/04

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
7/3/07	Peter F. Meurs	Reduction in voting power	-$57,615,607.17 (Net - see Annexure A for detail)	-3,250,118 (Net)	-2,521,436

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Peter Fletcher Meurs	99 Goollelal Drv, Kingsley WA 6026
Skiptan Pty Ltd	PO Box 1604, Subiaco WA 6904

Signature

print name: Peter Fletcher Meurs capacity: own & director

sign here: PMeurs date: 9/3/07

ANNEXURE A of 1 page referred to in the form 605 Notice of ceasing to be a substantial holder

Date of change	Person whose relavant interest changed	Nature of the change	Consideration given in relation to shares	Number of securities	Class
29/10/2004	Peter Meurs	Off Market	-$205,000.00	-50,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$205,000.00	-50,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$205,000.00	-50,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$214,110.20	-52,222	Ordinary
29/10/2004	Peter Meurs	Off Market	-$20,500.00	-5,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$20,500.00	-5,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
29/10/2004	Peter Meurs	Off Market	-$41,000.00	-10,000	Ordinary
24/11/2004	Peter Meurs	Off Market	-$86,510.00	-21,100	Ordinary
30/03/2005	Peter Meurs	On Market	$ 71,930.00	11,000	Ordinary
24/11/2005	Peter Meurs	Zero Cost Collar - Cap exercised	-$3,000,000.00	-500,000	Ordinary
18/09/2006	Skiptan Pty Ltd (P&M Meurs Family A/C)	On Market	$158,389.84	10,000	Ordinary
23/11/2006	Peter Meurs	Zero Cost Collar - Cap exercised	-$6,569,993.62	-500,000	Ordinary
21/02/2007	Peter Meurs	Take up of rights	$5,133,345.00	244,445	Ordinary
21/02/2007	Skiptan Pty Ltd (The Cumorah A/C)	Take up of rights	$9,333,366.00	444,446	Ordinary
7/03/2007	Peter Meurs	Zero Cost Collar - Cap exercised	-$ 10,850,010.12	513,751	Ordinary
7/03/2007	Skiptan Pty Ltd (The Cumorah A/C)	Zero Cost Collar - Cap exercised	-$ 14,254,870.81	-685,001	Ordinary
7/03/2007	Peter Meurs	Zero Cost Collar - Cap exercised	-$ 891,664.95	-69,477	Ordinary
7/03/2007	Peter Meurs	Zero Cost Collar - Cap exercised	-$ 8,341,101.05	-649,775	Ordinary
7/03/2007	Skiptan Pty Ltd (The Cumorah A/C)	Zero Cost Collar - Cap exercised	-$ 22,019,389.29	-1,027,503	Ordinary

Date of change	Person whose relavant interest changed	Nature of the change	Consideration given in relation to shares	Number of securities	Class
21/02/2007	Peter Meurs	Rights renounced	-$3,669,827.00	-524,261	rights
21/02/2007	Skiptan Pty Ltd (The Cumorah A/C)	Rights renounced	-$1,423,176.97	-203,311	rights
21/02/2007	Skiptan Pty Ltd (P&M Meurs Family A/C)	Rights renounced	-$7,784.01	-1,110	rights

print name Peter Fletcher Meurs capacity own & director

sign here PMeurs date 9/3/07

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/03/2007

TIME: 13:46:07

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completion of Acquisition of the Colt Companies

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

resources & energy

12 March 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Completion of acquisition of the Colt Companies

Following receipt of regulatory clearance and satisfaction of other conditions WorleyParsons is announcing today that it has completed the acquisition of the Colt Companies.

In funding the acquisition, the Company raised $345 million through the issue of 16.435 million new shares in the Institutional Entitlement Offer and will raise $135 million through the issue of 6.416 million new shares in the Retail Entitlement Offer, both at a price of $21.00 per share.

Shares not taken up in the Institutional and Retail Entitlement Offers were sold via bookbuilds involving both existing and new institutional investors. The bookbuild clearing prices for those shares were $28.00 and $25.50 per share respectively.

The acquisition also involved the issue of 12.3 million Exchangeable Shares to the vendors at $28.00 per share. The remaining consideration was satisfied by a cash payment.

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/03/2007

TIME: 18:46:03

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights accepted 2 March 2007.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**761,904**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights are granted to senior executives and key personnel pursuant to the WorleyParsons Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**3,066,942**	**Performance Rights ("PRs")** **Being calculated as:** **2,305,038 PRs as at 20.02.07** **761,904 PRs as at 02.03.07** **3,066,942 Total**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time. Until vested and exercised, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

[illegible]

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/03/2007

TIME: 18:58:08

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x3

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Grill**
Date of last notice	**20 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**2 March 2007**
No. of securities held prior to change	**A. Ordinary shares =** **3,578,960 – John Grill** **28,306,982 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **B. Performance Rights = 242,208**
Class	**Performance Rights**
Number acquired	**52,500**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**
No. of securities held after change	**A. Ordinary Shares =** **3,578,960 – John Grill** **28,306,982 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **B. Performance Rights = 294,708**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Joseph Housego
Date of last notice	20 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 March 2007
No. of securities held prior to change	A. Ordinary shares = 157,582 B. Performance Rights = 105,168
Class	Performance Rights
Number acquired	21,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	A. Ordinary Shares = 157,582 B. Performance Rights = 126,668

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**William E Hall**
Date of last notice	**20 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**2 March 2007**
No. of securities held prior to change	**A. Ordinary shares = 76,138** **B. Performance Rights = 47,788**
Class	**Performance Rights**
Number acquired	**28,000**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**
No. of securities held after change	**A. Ordinary shares = 76,138** **B. Performance Rights = 75,788**

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/03/2007

TIME: 09:13:59

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Retail Entitlement Offer - Completion of Retail Bookbuild

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

9 March 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Retail Entitlement Offer – Completion of Retail Bookbuild

WorleyParsons is pleased to advise that entitlements not taken up by eligible retail shareholders under the retail component of its 1 for 9 renounceable pro rata offer, and entitlements of ineligible retail shareholders (which together totalled approximately 1.9 million shares) have been sold at a clearing price of $25.50 per share, which represents a 3.2% discount to the closing share price of WorleyParsons on 8 March 2007.

Renouncing and ineligible retail shareholders will therefore receive $4.50 per share not taken up, which represents the difference between the retail bookbuild price and the offer price of $21.00 per share that will be received by WorleyParsons.

The allotment of new shares under the retail entitlement offer is expected to take place on Thursday, 15 March 2007, with trading to commence on the same day.

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/03/2007

TIME: 09:17:01

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Further information regard WorleyParsons Entitlement Offer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

2 March 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Further information regarding WorleyParsons Entitlement Offer

WorleyParsons Limited ("WorleyParsons") refers to the current one for nine Entitlement Offer of ordinary shares.

Last week the High Court handed down its decision in *The Commissioner of Taxation v McNeil*. The case did not concern an entitlement offer of shares, and its impact, if any, in relation to such offers is not yet clear. However, WorleyParsons understands that the Australian Taxation Office is currently considering the impact of the decision in relation to such offers.

WorleyParsons is not in a position at this stage to provide any guidance on the impact of the decision for WorleyParsons' shareholders in connection with the Entitlement Offer, but will seek to clarify the position with the Australian Taxation Office. Shareholders should seek and rely upon their own taxation advice.

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2007

TIME: 17:39:40

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**20 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares allocated under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the period 1 July 2006 to 28 February 2007.**
Date of change	**22 February 2007**
No. of securities held prior to change	**Grahame Campbell (NED Share Plan): 15,899** **Grandamico Pty Ltd: 397,945** **Grandamico Super Fund: 88,433**
Class	**Ordinary**
Number acquired	**535**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$15,000.00**
No. of securities held after change	**Grahame Campbell (NED Share Plan): 16,434** **Grandamico Pty Ltd: 397,945** **Grandamico Super Fund: 88,433**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**20 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares allocated under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the period 1 July 2006 to 28 February 2007.**
Date of change	**22 February 2007**
No. of securities held prior to change	**Erich Fraunschiel (NED Share Plan): 17,307** **Erich Fraunschiel atf Fraunschiel Family Trust: 33,952** **Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 111,112**
Class	**Ordinary**
Number acquired	**558**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$15,668.00**
No. of securities held after change	**Erich Fraunschiel (NED Share Plan): 17,865** **Erich Fraunschiel atf The Fraunschiel Family Trust: 33,952** **Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust: 111,112**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of last notice	**20 February 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares allocated under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the period 1 July 2006 to 28 February 2007.**
Date of change	**22 February 2007**
No. of securities held prior to change	**Ronald John McNeilly (NED Share Plan): 22,772** **Ronald John McNeilly: 339,507** **Laargo Investments Pty Ltd: 13,580**
Class	**Ordinary**
Number acquired	**891**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$25,000.00**
No. of securities held after change	**Ronald John McNeilly (NED Share Plan): 23,663** **Ronald John McNeilly: 339,507** **Laargo Investments Pty Ltd: 13,580**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Green
Date of last notice	20 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares allocated under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the period 1 July 2006 to 28 February 2007.
Date of change	22 February 2007
No. of securities held prior to change	John Green (NED Share Plan): 37,220 John Green: 603,780 John Green joint holding: 249,975 Supervert Pty Ltd atf Supervert Super Fund: 50,000
Class	Ordinary
Number acquired	535
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000.00

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Gwee Teck Hai
Date of last notice	21 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares allocated under the WorleyParsons Limited Non-Executive Director Share Plan in respect of the period 1 July 2006 to 28 February 2007.
Date of change	22 February 2007
No. of securities held prior to change	2,555
Class	Ordinary
Number acquired	463
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,000.00
No. of securities held after change	3,018

+ See chapter 19 for defined terms.

END